AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 8, 2004.



                                           REGISTRATION NOS. FILE NO. 333-116426
                                                               FILE NO. 811-8260

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
             FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 [X]


                          PRE-EFFECTIVE AMENDMENT NO. 1
                          POST-EFFECTIVE AMENDMENT NO.


         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                               AMENDMENT NO. 7 [X]



                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)
                                2000 HERITAGE WAY
                               WAVERLY, IOWA 50677
              (Address of Depositor's Principal Executive Offices)
                  DEPOSITOR'S TELEPHONE NUMBER: (319) 352-4090

                        MARGARET GALLARDO-CORTEZ, ESQUIRE
                       CUNA MUTUAL LIFE INSURANCE COMPANY
                             5910 MINERAL POINT ROAD
                                MADISON, WI 53705
               (Name and Address of Agent for Service of Process)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement

TITLE OF SECURITIES BEING OFFERED: Interests in the Separate Account issued through Variable Annuity Contracts.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS                                                      October, 2004


                          MEMBERS VARIABLE ANNUITY III

             A FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                   ISSUED BY

                       CUNA MUTUAL LIFE INSURANCE COMPANY

Inside this Prospectus, you will find basic information about the Contract and the Variable Account that you should know before investing. Please read it carefully and keep it for future reference. The Company may sell the Contract to individuals, or in connection with retirement plans, including plans that qualify for special federal tax treatment under the Internal Revenue Code of 1986, as amended.

The investment performance of the mutual fund portfolios underlying the Subaccounts you select will affect the Contract Value to the Payout Date, except for amounts you invest in the Fixed Account and will affect the size of variable Income Payments after the Payout Date. You bear the entire investment risk on any amounts you allocate to the Variable Account.

The following mutual funds are available through the Subaccounts of the CUNA Mutual Life Variable Annuity Account:

ULTRA SERIES FUND

      -     Money Market Fund

      -     Bond Fund

      -     High Income Fund

      -     Balanced Fund

      -     Growth and Income Stock Fund

      -     Capital Appreciation Stock Fund

      -     Mid-Cap Stock Fund

      -     Multi-Cap Growth Stock Fund

      -     International Stock Fund

      -     Global Securities Fund

This Prospectus is accompanied by a current prospectus for the Ultra Series
Fund.

Purchase payments not allocated to the Subaccounts may be allocated to the Fixed Account.


The Statement of Additional Information ("SAI") contains additional information about the Contract and the Variable Account. You will find its table of contents on the last page of this Prospectus. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference. You may obtain a copy of the SAI dated October 1, 2004 free of charge by contacting the Company. Additionally, the SEC maintains a website at http://www.sec.gov that contains the SAI and other information.


Investment in a variable annuity contract is subject to risks, including the possible loss of money. Unlike credit union and bank accounts, money invested in the Variable Account is not insured. Money in the Variable Account is not deposited in or guaranteed by any credit union or bank and is not guaranteed by any government agency.

CUNA BROKERAGE SERVICES, INC. ("CUNA BROKERAGE") SERVES AS THE PRINCIPAL UNDERWRITER AND DISTRIBUTOR OF THE CONTRACT. MORE INFORMATION ABOUT CUNA BROKERAGE AND ITS REGISTERED PERSONS IS AVAILABLE AT http://www.nasd.com OR BY CALLING 1-800-289-9999. YOU CAN ALSO OBTAIN AN INVESTOR BROCHURE FROM NASD, INC. DESCRIBING ITS PUBLIC DISCLOSURE PROGRAM.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

DEFINITIONS.....................................................................     1
EXPENSE TABLES..................................................................     3
SUMMARY.........................................................................     5
  The Contract .................................................................     5
  Charges and Deductions .......................................................     7
  Payout Provisions ............................................................     8
  Federal Tax Status ...........................................................     8
CUNA MUTUAL LIFE INSURANCE COMPANY, CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT,
AND THE FUNDS...................................................................     8
CUNA Mutual Life Insurance Company..............................................     8
CUNA Mutual Life Variable Annuity Account.. ....................................     8
  The Underlying Funds..........................................................     9
  The Ultra Series Fund.........................................................     9
  Availability of Funds.........................................................    10
  Revenue Sharing...............................................................    10
  Voting Rights ................................................................    10
  Material Conflicts............................................................    11
  Substitution of Securities....................................................    11
  The Fixed Account ............................................................    11
  Preservation Plus Program.....................................................    12
  Fixed Contract Value..........................................................    12
  Fixed Periods.................................................................    13
  Fixed Account Minimum Guaranteed Interest Rate................................    13
  Market Value Adjustment ......................................................    14
DESCRIPTION OF THE CONTRACT ....................................................    15
  Issuance of a Contract .......................................................    15
  Right to Examine..............................................................    15
  Purchase Payments ............................................................    16
  Allocation of Purchase Payments ..............................................    16
  Contract Value................................................................    17
  Transfer Privileges...........................................................    17
  Surrenders (Redemption) and Partial Withdrawals...............................    20
  Contract Loans ...............................................................    22
  Death Benefit Before the Payout Date .........................................    22
  Proportional Adjustment for Partial Withdrawals...............................    23
MISCELLANEOUS MATTERS...........................................................    23
  Payments .....................................................................    23
  Modification .................................................................    24
  Reports to Owners ............................................................    25
  Inquiries ....................................................................    25
INCOME PAYOUT OPTIONS ..........................................................    25
  Payout Date and Proceeds......................................................    25
  Election of Income Payout Options ............................................    25
  Fixed Income Payments ........................................................    26
  Variable Income Payments .....................................................    26
  Description of Income Payout Options..........................................    27
CHARGES AND DEDUCTIONS .........................................................    29
  Mortality and Expense Risk Charges............................................    29
  Administrative Charge ........................................................    30
  Fund Expenses ................................................................    30
  Surrender Charge (Contingent Deferred Sales Charge)...........................    30
  Annual Contract Fee ..........................................................    31
  Transfer Processing Fee.......................................................    31
  Lost Contract Request.........................................................    32
  Premium Taxes ................................................................    32
  Other Taxes...................................................................    32
RIDERS AND ENDORSEMENTS ........................................................    33
  Maximum Anniversary Value Death Benefit.......................................    33
  3% Annual Guarantee Death Benefit.............................................    33
  Earnings Enhanced Death Benefit Rider ........................................    34
  Loan Account Endorsement......................................................    35
  Change of Annuitant Endorsement...............................................    35
DISTRIBUTION OF THE CONTRACT....................................................    35
FEDERAL TAX MATTERS ............................................................    36
  Introduction..................................................................    36
  Tax Status of the Contract....................................................    37
  Taxation of Annuities ........................................................    38
  Separate Account Charges .....................................................    40
  Transfers, Assignments, or Exchanges of a Contract............................    40
  Withholding ..................................................................    40
  Multiple Contracts ...........................................................    41
  Taxation of Qualified Plans ..................................................    41
  Possible Charge for the Company's Taxes ......................................    43
  Other Tax Consequences .......................................................    43
LEGAL PROCEEDINGS...............................................................    43
FINANCIAL STATEMENTS............................................................    44
APPENDIX A - FINANCIAL HIGHLIGHTS ..............................................    45
STATEMENT OF ADDITIONAL
INFORMATION.....................................................................    46

                                  DEFINITIONS

ACCUMULATION UNIT
A unit of measure used to calculate Variable Contract Value.

ANNUITANT
The person or persons named in the application and on whose life the first Income Payment is to be made. No more than two Annuitants may be named. Provisions referring to the death of an Annuitant mean the death of the last surviving Annuitant.

BENEFICIARY
The person or persons to whom the proceeds payable on the death of an Annuitant will be paid.

CODE
The Internal Revenue Code of 1986, as amended.

CONTRACT ANNIVERSARY
The same date in each Contract Year as the Contract Issue Date.

CONTRACT ISSUE DATE
The date shown on the data page of the Contract which is also used to determine Contract Years and Contract Anniversaries.

CONTRACT VALUE
The total amount invested under the Contract. It is the sum of the Variable Contract Value, the Fixed Contract Value and the value in the Loan Account.

CONTRACT YEAR
A twelve-month period beginning on a Contract Anniversary.

DUE PROOF OF DEATH
Proof of death satisfactory to the Company. Such proof may consist of the following if acceptable to the Company:
(a) a certified copy of the death record;
(b) a certified copy of a court decree reciting a finding of death;
(c) any other proof satisfactory to the Company.

FIXED ACCOUNT
An account under the Contract funded by the General Account. It is not part of or dependent upon the investment performance of the Variable Account.

FIXED AMOUNT
Any portion of Fixed Contract Value allocated to a particular Fixed Period with a particular expiration date (including interest thereon) less any withdrawals (including any applicable market value adjustments and surrender charges) or transfers.

FIXED CONTRACT VALUE
The value of the Contract Value in the Fixed Account.

FIXED PERIOD
An investment option under the Fixed Account with a specific number of years for which the Company agrees to credit a particular effective annual interest rate.

FUND
An investment portfolio of the Ultra Series Fund or any other open-end management investment company or unit investment trust in which a Subaccount invests.

GENERAL ACCOUNT
The assets of the Company other than those allocated to the Variable Account or any other separate account of the Company.

HOME OFFICE
The Company's principal office at 2000 Heritage Way, Waverly, Iowa 50677. The telephone number is 1-800- 798-5500.

INCOME PAYMENT
One of several periodic payments made by the Company to the Payee under an Income Payout Option.

INCOME PAYOUT OPTION
The form of Income Payments selected by the Owner under the Contract.

LOAN ACCOUNT
For any Contract, a portion of the Company's General Account to which Variable Contract Value or Fixed Contract Value is transferred to provide collateral for any loan taken under the Contract.

LOAN AMOUNT
The sum of your loan principal plus any accrued loan interest.

NET PURCHASE PAYMENT
A purchase payment less any deduction for applicable premium expense charges.

OWNER
The person(s) (or entity) ("you") who own(s) the Contract and who is (are) entitled to exercise all rights and privileges provided in the Contract. After the Payout Date, the Payee is the Owner.

PAYEE
The person (or entity) receiving Income Payments or any successor during the Payout Period. The Annuitant is the Payee unless the Owner specifies otherwise.

PAYOUT DATE
The date on which Payout Proceeds are applied to an Income Payout Option.

PAYOUT PROCEEDS
The Contract Value less any Loan Amount, less any premium taxes, less a pro-rated portion of the annual Contract fee, plus or minus any applicable market value adjustment, less any applicable rider charges and any applicable surrender charges as of the Payout Date. This is the amount applied to Income Payments under one of the Income Payout Options.

QUALIFIED CONTRACT
A contract that is issued in connection with retirement plans that qualify for special federal income tax treatment under Section(s) 401, 403(b), 408, 408A or 457 of the Code.

SUBACCOUNT
A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.

SUBACCOUNT VALUE
Before the Payout Date, that part of any Net Purchase Payment allocated to the Subaccount plus any Contract Value transferred to that Subaccount, adjusted by interest income, dividends, net capital gains or losses (realized or unrealized), and decreased by withdrawals (including any applicable surrender charges, administrative fee, any charge for riders or premium taxes) and any Contract value transferred out of that Subaccount.

SURRENDER VALUE
The Contract Value less any applicable surrender charges, market value adjustment, premium expense charges not previously deducted, annual Contract fee, any charge for riders and Loan Amount.

VALUATION DAY
For each Subaccount, each day that the New York Stock Exchange is open for business except days that the Subaccount's corresponding Fund does not value its shares.

VALUATION PERIOD
The period beginning at the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the next succeeding Valuation Day.

VARIABLE ACCOUNT
CUNA Mutual Life Variable Annuity Account.

VARIABLE CONTRACT VALUE
The sum of the Subaccount Values.

WRITTEN REQUEST
A request in writing and in a form satisfactory to the Company which is signed by the Owner and received at the Home Office. A Written Request includes a telephone or fax request made pursuant to the terms of an executed telephone or fax authorization, with original signature, on file at the Home Office.

                                 EXPENSE TABLES

      The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time that you buy the Contract, take a loan from the Contract, make partial withdrawals from or fully surrender the Contract, or transfer Contract Value between the Subaccounts and/or the Fixed Account. State premium taxes may also be deducted.

OWNER TRANSACTION EXPENSES


Sales Load on purchase payments                             None
Maximum Surrender Charge (Contingent Deferred Sales            8%*
Charge) as a percentage of purchase payments surrendered
or withdrawn
Transfer Processing Fee                                      $10 per transfer**
Lost Contract Charge                                         $30
Change of Annuitant Endorsement                                0%***



* The surrender charge declines to 0% after the Purchase Payment has been in the Contract for seven years. For Contracts issued in connection with plans qualified under Section 457(f) of the Code, the surrender charge will be based on the Contract Year and not on how long the Purchase Payment has been in the Contract.

** The Company currently does not impose this fee.

*** There is no charge for the change of annuitant endorsement. However, if you exercise the right provided by this endorsement during the first two Contract Years, the Company reserves the right to charge up to $150 for expenses incurred. This fee will be deducted from Contract Value on a pro-rata basis.


      The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses. This table also includes the charges you would pay if you added optional riders to your Contract.

PERIODIC CHARGES OTHER THAN FUND EXPENSES


Annual Contract Fee                                    $   30 per Contract Year *
Loan Interest Spread                                     3.50%**
Variable Account Annual Expenses
(as a percentage of average Variable Contract Value):
Mortality and Expense Risk Charge                        1.15%
Administrative Charge                                    0.15%
                                                         ----
Total Variable Account Annual Expenses                   1.30%
Annual Charges for Optional Riders and Endorsements :
  Maximum Anniversary Value Death Benefit (as a          0.15%
percentage of average monthly Contract Value)
3% Annual Guarantee Death Benefit (as a percentage of
  average monthly Contract Value)                        0.20%
Earnings Enhanced Death Benefit Rider (as a percentage
  of average monthly Contract Value)                     0.30%
Other Optional Rider/Endorsement Charges:
  Income Payment Increase Endorsement                       0%**


* This fee is currently waived if the Contract Value is $50,000 or more.

      ** The Loan Interest Spread is the difference between the amount of interest the Company charges you for a loan (at an effective annual rate of 6.50%) and the amount of interest the Company credits to the Loan Account (currently, an effective annual rate of 4.50%), guaranteed to be at least an effective annual rate of 3.00%.


      The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for the Funds.

RANGE OF EXPENSES FOR THE FUNDS

                                                           MINIMUM     MAXIMUM
                                                           -------     -------
TOTAL ANNUAL FUND OPERATING EXPENSES (total of all
expenses that are deducted from Fund assets, including     0.45%       1.21%
management fees, and other expenses)

The expenses used to prepare this table were provided to the Company by the Funds. The expenses shown reflect the highest and lowest expenses incurred for the year ended December 31, 2003, rounded to the nearest one hundredth of one percent. Current or future expenses may be greater or less than those shown.

      FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACT, SEE "DISTRIBUTION OF THE CONTRACT."

EXAMPLES OF MAXIMUM CHARGES


      The Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The Examples show the maximum costs of investing in the Contract, including surrender charges, the annual Contract fee (after being converted into a percentage), Variable Account annual expenses, the 3% Annual Guarantee Death Benefit, the Maximum Anniversary Value Death Benefit, the Earnings Enhanced Death Benefit, and the maximum Annual Fund Operating Expenses.


      The Examples assume that you invest $10,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the Contract (or you annuitize the Contract under Income Payout Option 1 or Option 2B), at the end of the applicable time period:

1 year               3 years           5 years        10 years
------               -------           -------        --------
$1,069               $1,604            $2,164         $3,767

(2) If you do not surrender your Contract (or you annuitize the Contract under Income Payout Option 2A (with fixed Income Payments) or Options 3-8) at the end of the applicable time period:

1 year               3 years          5 years         10 years
------               -------           -------        --------
$349                 $1,064           $1,804          $3,767

      THE EXAMPLES ARE ILLUSTRATIONS AND DO NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN. SIMILARLY, YOUR RATE OF RETURN MAY BE MORE OR LESS THAN THE 5% ASSUMED IN THE EXAMPLES.

The examples provided above assume that no transfer charges, premium taxes, or market value adjustments have been assessed.

For the purposes of the Fee Table and Examples, the Company assumes that the Contract is owned before the Payout Date. Different fees and charges apply after the Payout Date. See "Charges and Deductions."

Appendix A to this Prospectus provides certain financial information concerning the Subaccounts, including information about Accumulation Unit values.

                                    SUMMARY

The following section summarizes certain provisions that the Company describes in more detail later in the Prospectus.

                                  THE CONTRACT


Issuance of a Contract. The Company issues Contracts to individuals or to employers or other groups in connection with retirement plans.



Right to Examine Period. You have the right to return the Contract within 10 days after you receive it and the Company will return the Contract Value or the amount required by law. State or federal law may require additional return privileges. You bear the investment risk of investing in the Subaccounts during the Right to Examine Period. Depending on the investment performance of the Subaccounts you select, you may lose money.



Purchase Payments. Generally, you must make payments totaling $5,000 within the first 12 months of the Contract. Certain Qualified Contracts, Section 1035 Contracts, and Contracts sold to employees have lower minimum purchase amounts. Unless you pay the minimum purchase amount in full at the time of application, an automatic purchase payment plan must be established resulting in the minimum purchase amount being paid before the end of the first 12 months after the Contract Issue Date.



Allocation of Purchase Payments. You may allocate purchase payments to one or more of the Subaccounts of the Variable Account and/or to the Fixed Account. Each Subaccount invests solely in a corresponding underlying Fund. The investment performance of the Fund(s) will affect the Subaccount in which you invest your purchase payments and your Contract Value.



Transfers. On or before the Payout Date, you may transfer all or part of the Contract Value between Subaccount(s) or the Fixed Account, subject to certain restrictions.


No fee currently is charged for transfers, but the Company reserves the right to charge $10 for each transfer.


Partial Withdrawal. You may withdraw part of your Contract's Surrender Value by Written Request to the Company on or before the Payout Date, subject to certain limitations.



Surrender. You may surrender the Contract and receive its Surrender Value, by Written Request to the Company before the Payout Date.



Replacement of Existing Contract. It may be in your best interest to surrender, lapse, change, or borrow from an existing life insurance policy or annuity contract in connection with the purchase of the Contract. Before doing so, you should compare both contracts carefully. Remember that if you exchange another contract for one described in this Prospectus, you might have to pay a surrender charge and tax, including a possible penalty tax, on your old contract, and under this Contract there will be a new surrender charge period, other charges may be higher, and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise).



State Variations. Certain provisions of the Contract may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal restrictions in your state. Contact the Home Office or see your Contract for specific variations since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract.



Other Annuity Contracts. The Company offers other variable annuity contracts that have different contract features, death benefits, and optional programs. However, these other contracts also have different charges that would affect your Subaccount performance and Contract Value. To obtain more information about these other contracts, contact the Home Office or your sales representative.



Qualified Contracts. An advantage of the Contract is that it provides the ability to accumulate Contract Value on a tax-deferred basis. However, the purchase of a Qualified Contract to fund a tax-qualified retirement plan does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. Therefore, Qualified Contracts should be purchased for other features and benefits offered under the Contract, such as guaranteed death benefit or Income Payment Options.


The Contract is available for purchase by individuals corporations and other groups. We may reduce or waive certain charges (Surrender Charge, Annual Contract Fee, or other charges) where the size or nature of such sales results in savings to us with respect to sales, administrative, or other costs. We also may reduce or waive charges on Contracts sold to officers, directors, and employees of CUNA Mutual Life Insurance Company or its affiliates. The extent and nature of the reduction or waiver may change from time to time, and the charge structure may vary.

Generally, we may reduce or waive charges based on a number of factors, including:


-     The number of Owners;


-     The size of the group of purchasers;

-     The total premium expected to be paid;

-     Total assets under management for the owner;

-     The purpose for which the Contracts are being purchased;

-     The expected persistency of individual Contracts; and

- Any other circumstances which are rationally related to the expected reduction in expenses.

Contact our service center or your agent for more information about charge reductions and waivers.

                             CHARGES AND DEDUCTIONS

The Contract contains the following charges and deductions:


Surrender Charge (Contingent Deferred Sales Charge). There are no sales charges deducted at the time purchase payments are made. However, a surrender charge is deducted when you surrender or partially withdraw purchase payment(s) within seven years of their being paid.


The surrender charge is 8% of the amount of the payment withdrawn or surrendered within one year of having been paid. The surrender charge decreases by 1% for each full year that has passed since the payment was made, until the seventh full year that has passed since the payment was made, at which point the surrender charge is 0%. Please note, however, that for Contracts issued in connection with plans qualified under Section 457(f) of the Code, the surrender charge is based on the Contract Year and not on the number of years the Purchase Payment has been in the Contract. The surrender charge is 8% of payment withdrawn within one year of the Contract Issue Date. The surrender charge decreases by 1% for each full year that passes from the issue date until the seventh full year has passed, at which point the surrender charge is zero.


Annual Contract Fee. The Contract has an annual Contract fee of $30. (This fee is currently waived if the Contract Value is $50,000 or more.)



Mortality and Expense Risk Charge. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The Company may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the Contracts and distribution expenses related to the Contracts. The charge is deducted at an annual rate of 1.15% of average Variable Contract Value.



Administrative Charge. The Company deducts a daily administrative charge to compensate it for certain administrative expenses it incurs. The charge is deducted at an annual rate of .15% of average Variable Contract Value.



Premium Expense Charge. The Company deducts a charge for any state or local premium taxes applicable to a Contract. The Company reserves the right to deduct premium taxes at the time it pays such taxes. State premium taxes currently range from 0% to 3.5%.



Loan Interest Charge. The Company charges an annual interest rate of 6.50% on loans. The Company will credit at least 3.00% to amounts held in the loan account to secure a loan. Therefore, the loan interest spread (i.e., the difference between the amount of interest we charge on loans and the amount of interest we credit to amounts in the Loan Account) is 3.50%.



Rider/Endorsement Charges. The Company deducts a charge on each Contract Anniversary for each of three optional death benefit riders. The charge for the Maximum Anniversary Death Benefit rider is 0.15% of the average monthly Contract Value. The charge for the 3% Annual Guarantee Death Benefit rider is 0.20% of the average monthly Contract Value for the prior Contract Year. The charge for the Earnings Enhanced Death Benefit Rider is 0.30% of the average monthly Contract Value for the Contract Year. The Company also reserves the right to charge an administrative fee, not to exceed $150, under the Income Payment Increase Endorsement and the Change of Annuitant Endorsement.



Transfer Processing Fee. Currently no fee is charged for transfers. However, the Company reserves the right to charge $10 each requested transfer.

Lost Contract Request. You may request a summary of your Contract at no charge. The Company assesses a $30 charge for each duplicate Contract.



Fund Expenses. The underlying Funds also charge annual Fund expenses at the ranges shown in the expense table.


                               PAYOUT PROVISIONS

You select the Payout Date, subject to certain limitations.

On the Payout Date, the Payout Proceeds will be applied to an Income Payout Option, unless you choose to receive the Surrender Value in a lump sum.

                               FEDERAL TAX STATUS

Generally, any distribution from your Contract may result in taxable income. A 10% federal penalty tax may also apply to distributions before age 59-1/2. For a further discussion of the federal income tax status of variable annuity contracts, see Federal Tax Matters.

         CUNA MUTUAL LIFE INSURANCE COMPANY, CUNA MUTUAL LIFE VARIABLE
                         ANNUITY ACCOUNT, AND THE FUNDS

                       CUNA MUTUAL LIFE INSURANCE COMPANY

CUNA Mutual Life Insurance Company is a mutual life insurance company originally organized under the laws of Iowa in 1879 and incorporated on June 21, 1882. The Home Office of the Company is located at 2000 Heritage Way, Waverly, Iowa 50677-9202. The telephone number is 1-800-798-5500.

As of December 31, 2003, the Company had more than $6 billion in assets and more than $13 billion of life insurance in force.

The Company is rated A (Excellent)by AM Best, the third highest out of 16 rating categories. The Company is rated AA- (Very Strong) by Fitch Ratings, the 4th highest out of 24 rating categories. These are the most recent ratings available as of the date of this Prospectus. Periodically, the rating agencies review the Company's ratings. To obtain the most current ratings, contact the Company at the address or telephone number shown above.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT

The Variable Account was established by the Company as a separate account on December 14, 1993. The Variable Account invests in the Funds described below. The Variable Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account or of the Company by the SEC. The Variable Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.

The Variable Account is divided into 10 Subaccounts. In the future, the number of

Subaccounts may change. Each Subaccount invests exclusively in shares of a single corresponding Fund. The income, gains and losses, are credited to or charged against that Subaccount reflect only the Subaccount's investment experience and not the investment experience of the Company's other assets.

Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Variable Account under the Contracts may be transferred by the Company to the General Account and used to pay its liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

                              THE UNDERLYING FUNDS

The Subaccounts invest in the Ultra Series Fund. The Ultra Series Fund, an affiliate of the Company, is a management investment company of the series type with one or more Funds and is an open-end, management investment company.


The investment objectives and policies of each Fund are summarized below. THERE IS NO ASSURANCE THAT ANY FUND WILL ACHIEVE ITS STATED OBJECTIVES. More detailed information, including a description of risks and expenses, may be found in the Funds' prospectus which must accompany or precede this Prospectus. The Funds' prospectus should be read carefully and retained for future reference. Please contact your agent or call our Home Office to obtain a prospectus for the Ultra Series Fund.


THE ULTRA SERIES FUND

Currently, the Ultra Series Fund offers Funds as investment options under the Contracts.

Money Market Fund. This Fund seeks high current income from money market instruments consistent with preservation of capital and liquidity. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

Bond Fund. This Fund seeks a high level of current income, consistent with the prudent limitation of investment risk.

High Income Fund. This Fund seeks high current income. The Fund also seeks capital appreciation, but only when consistent with its primary goal.

Balanced Fund. This Fund seeks a high total return through the combination of income and capital appreciation.

Growth and Income Stock Fund. This Fund seeks long-term capital growth with income as a secondary consideration.

Capital Appreciation Stock Fund. This Fund seeks long-term capital appreciation.

Mid-Cap Stock Fund. This Fund seeks long term capital appreciation.

Multi-Cap Growth Stock Fund. This Fund seeks long-term capital appreciation.

International Stock Fund. This Fund seeks long-term growth of capital.

Global Securities Fund. This Fund seeks capital appreciation.

MEMBERS Capital Advisors, Inc. serves as investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the trustees of the Ultra Series Fund.

The Funds described above are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. The investment performance and results of the Funds may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment advisor or manager and the same investment objectives and policies, and a very similar name.

                             AVAILABILITY OF FUNDS

The Variable Account purchases shares of the Ultra Series Fund in accordance with a participation agreement. If the participation agreement terminates, the Variable Account may not be able to purchase additional shares of the Fund(s) covered by the agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Variable Account even if the participation agreement relating to that Fund has not been terminated. In either event, Owners will no longer be able to allocate purchase payments or transfer Contract Value to the Subaccount investing in the Fund.

                                REVENUE SHARING

The Company has entered into agreements with the investment adviser of the Funds pursuant to which the adviser pays the Company a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of the Company and its affiliates) in the Funds. These percentages are equal to 0.15% of each Fund's average daily net assets. The percentage amount may be based on assets of the particular Fund attributable to the Contract issued administered by the Company (or an affiliate). These fees are for administrative services provided to the Funds by the Company and its affiliates. Payments of fees under these agreements by the investment adviser do not increase the fees or expenses paid by the Funds or their shareholders. The amounts the Company receives under these agreements may be significant.

                                 VOTING RIGHTS

Owners with Variable Contract Value are entitled to certain voting rights for the Funds underlying the Subaccounts in which they are invested. The Company will vote Fund shares attributable to Owners at special shareholder meetings based on instructions from such Owners. However, if the law changes and the Company is allowed to vote in its own right, it may elect to do so.

Owners with voting interests in a Fund will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting.

Notification will contain proxy materials and a form with which to give the Company voting instructions. The Company will vote shares for which no instructions are received in the same proportion as those that are received. Before the Payout Date, the number of shares which an Owner may vote is determined by dividing the Subaccount Value by the net asset value of that Fund. On or after the Payout Date, an Owner's voting interest, if any, is determined by dividing the dollar value of the liability for future variable Income Payments to be paid from the Subaccount by the net asset value of the Fund underlying the Subaccount. The Company will designate a date for this determination not more than 90 days before the shareholder meeting.

                               MATERIAL CONFLICTS

The Funds are offered through other separate accounts of the Company and directly to employee benefit plans affiliated with the Company. The Company does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interest of the Variable Account and one or more of the other separate accounts in which these Funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the Owners and those of owners of other types of contracts issued by the Company. Material conflicts could also arise between the interests of Owners (or owners of other types of contracts issued by the Company) and the interests of participants in employee benefit plans invested in the Funds. If a material conflict occurs, the Company will take steps to protect Owners and variable annuity Payees, including withdrawal of the Variable Account from participation in the Fund(s) involved in the conflict.

                           SUBSTITUTION OF SECURITIES

The Company may substitute shares of other mutual funds for shares already purchased or to be purchased in the future if either of the following occurs:

1) shares of a current Fund are no longer available for investment; or
2) further investment in a Fund is inappropriate.

The substituted funds may have higher fees and expenses. Funds may be added to the product, but their availability may be limited to certain classes of Owners. Funds may also be closed to allocations of purchase payments or Contract Value, or both, and to all or only certain classes of Owners.

No substitution, elimination, or combination of shares may take place without the approval of the SEC and applicable state insurance departments.

                               THE FIXED ACCOUNT

The Fixed Account is an investment option that is funded by assets of the Company's General Account and pays interest at declared rates. The General Account contains all of the Company's assets other than those in other separate accounts. It is used to support the Company's annuity and insurance obligations and may contain compensation for mortality and expense risks. The General Account is not subject to the same laws as the Variable Account and the SEC has not reviewed material in this Prospectus relating to the Fixed Account. However, information relating to the Fixed Account is subject to federal securities laws relating to accuracy and completeness of Prospectus disclosure.

Purchase payments will be allocated to the Fixed Account by election of the Owner.

The Company intends to credit amounts in the Fixed Account with interest at current rates in excess of the minimum fixed rate but is not obligated to do so. The Company has no specific formula for determining current interest rates. The Fixed Period selected will determine the current guaranteed interest rate for that Fixed Amount. Once an interest rate is declared for a Fixed Amount, it is guaranteed for the duration of the Fixed Period. Fixed Contract Value will not share in the investment performance of the Company's General Account. Any interest credited on Fixed Amounts in excess of the minimum guaranteed effective rate will be determined in the sole discretion of the Company. The Owner therefore assumes the risk that interest credited may not exceed the minimum fixed rate.

We reserve the right to restrict Purchase Payments and transfers to the Fixed Account if the yield on investments does not support the statutory minimum interest rate or if your Fixed Account Value exceeds $1,000,000.

PRESERVATION PLUS PROGRAM

An Owner may elect to allocate the initial Net Purchase Payment between the Fixed Account and the Variable Account so that at the end of the Fixed Period the portion of the initial Net Purchase Payment allocated to the Fixed Account will equal the initial Net Purchase Payment. This would permit the Owner to allocate the remaining portion of the initial Net Purchase Payment to one or more Subaccounts and still be certain of having a Contract Value at the end of the Fixed Period at least equal to the initial Net Purchase Payment. Upon request, the Company will calculate the portion of any Net Purchase Payment that must be allocated to a particular Fixed Period to achieve this result.

FIXED CONTRACT VALUE

The Fixed Contract Value reflects:

- Net Purchase Payments allocated to and Contract Value transferred to the Fixed Account,

-     interest credited to Contract Value in the Fixed Account,

-     transfers of Contract Value out of the Fixed Account,

- surrenders and partial withdrawals from the Fixed Account (including any applicable market value adjustments and surrender charges), and

-     charges assessed in connection with the Contract.

Fixed Amounts are withdrawn or surrendered on a first-in-first-out basis. The Fixed Account value is the sum of Fixed Amounts under the Contract. The Fixed Contract Value is guaranteed to accumulate at a minimum effective annual interest rate shown on your data pages.

THE FIXED ACCOUNT VARIES ACCORDING TO THE STATE IN WHICH THE CONTRACT IS ISSUED. THE COMPANY OFFERS FIXED PERIODS VARYING IN DURATION FROM ONE YEAR TO 10 YEARS AND THE COMPANY MAY IMPOSE A MARKET VALUE ADJUSTMENT ON AMOUNTS WITHDRAWN PRIOR TO THE EXPIRATION OF A FIXED PERIOD, IF ALLOWED BY STATE LAW. NOT ALL FIXED PERIODS ARE AVAILABLE IN ALL STATES AND SOME STATES MAY NOT ALLOW FIXED PERIODS OR A FIXED ACCOUNT. CONTACT THE COMPANY FOR INFORMATION ON THE AVAILABILITY OF THE FIXED ACCOUNT AND FIXED PERIODS IN YOUR STATE.

An Owner may allocate some or all of the Net Purchase Payments and transfer some or all of the Contract Value to the Fixed Account for selected periods of time from one to ten years. The Company also intends to offer a special one year Fixed Period that requires minimum monthly transfers to other Subaccounts throughout the Fixed Period (the "DCA One Year Fixed Period"). Purchase Payments may be allocated to this DCA One Year Fixed Period, but transfers in are not allowed. Purchase Payment allocations to certain Fixed

Periods may be limited to three years in some states.

FIXED PERIODS

From time to time the Company will offer to credit Fixed Contract Value with interest at specific guaranteed rates for specific periods of time. These periods of time are known as Fixed Periods. The Company may offer one or more Fixed Periods of one to ten years' duration at anytime. The Company will publish an effective annual interest rate applicable to each Fixed Period being offered at that time. Net Purchase Payments allocated or Contract Value transferred to a Fixed Period are guaranteed to earn that rate of interest for each year of the period (provided that such payments and Contract Value are not withdrawn during the Fixed Period or surrendered). The interest rates available at any time will vary with the number of years in the Fixed Period but will always meet or exceed the Fixed Account minimum guaranteed interest rate in effect at the time the interest rate is disclosed.

FIXED ACCOUNT MINIMUM GUARANTEED INTEREST RATE

The Fixed Account minimum guaranteed interest rate as of your Contract Issue Date is shown on the data pages. In certain states, the Fixed Account minimum guaranteed interest rate will be recalculated each calendar quarter (on each January 1, April 1, July 1, and October 1). The Fixed Account minimum guaranteed interest rate will apply to new Fixed Amounts from Net Purchase Payments and transfers, and will never be less than the lesser of:

            (a) 3.00%; or

            (b) the interest rate determined as follows:

      - the average of the three applicable monthly five-year Constant Maturity Treasury (CMT) rates reported by the Federal Reserve (described below), and rounded out to the nearest 0.05%;

            MINUS

      -     1.25%; AND

      -     subject to a minimum interest rate of 1.00%.

The three monthly five-year CMT rates used in the calculation above are as follows:

      - the prior September, October, and November monthly five-year CMT rates will be used to determine the first quarter interest rate that is effective each January 1;

      - the prior December, January, and February monthly five-year CMT rates will be used to determine the second quarter interest rate that is effective each April 1;

      - the prior March, April, and May monthly five-year CMT rates will be used to determine the third quarter interest rate that is effective each July 1; and

      - the prior June, July, and August monthly CMT rates will be used to determine the fourth quarter interest rate that is effective October 1.

In certain states, the minimum rate will be fixed for the life of the Contract at 1.50% or 3.00%. See your Contract for details or call the Home Office for further information on availability in your state.

Fixed Periods begin as of the date Net Purchase Payments or transfers of Contract Value are made to them and end when the number of year(s) in the Fixed Period have elapsed. The last day of the Fixed Period is the expiration date for the Fixed Period. Owners may not select Fixed Periods with expiration dates later than the Contract's current Payout Date.

During the 30-day period prior to the expiration of a Fixed Period, the Owner may transfer the Fixed Amount related to that Fixed Period to any new Fixed Period (except a DCA Fixed Period) or Subaccount available at that time. Such transfers may be made at any time from the DCA One Year Fixed Period. In addition, monthly transfers from the DCA One Year

Fixed Period to the Subaccount(s) you designate are required. If no Subaccount is designated, transfers will be made to the Money Market Subaccount. The minimum transfer amount is the monthly sum required to fully amortize the Fixed Amount as of the expiration date of the DCA One Year Fixed Period.

If, at the expiration of a Fixed Period, less than one year remains until the Payout Date, the Company will credit interest to the Fixed Amount at the guaranteed rate the Company declares for that purpose. The declared rate is guaranteed not to be less than the Fixed Account minimum guaranteed rate the Company describes above. For Fixed Periods other than the DCA One Year Fixed Period, the Company will notify Owners of the available Fixed Periods and Subaccounts 30 days prior to the expiration of a Fixed Period.

If an Owner does not respond to the notice with instructions as to how to reinvest the Fixed Amount, then on the expiration date the Company will invest the Fixed Amount in another Fixed Period of the same duration as the expiring period. If no Fixed Period of equal duration is available at that time, the Company will reinvest the Fixed Amount in the next closest Fixed Period available. If the duration of that next closest Fixed Period will extend beyond the Payout Date, you will incur a market value adjustment on the Payout Date.

MARKET VALUE ADJUSTMENT

The Company will impose a market value adjustment on Fixed Amounts withdrawn or surrendered, loaned, or applied to an Income Payout Option from a Fixed Period of 3 years or greater before expiration of the period except when such a withdrawal, surrender, loan, or annuitization occurs during the last 30 days of the period. The market value adjustment is calculated by multiplying the amount surrendered, withdrawn, loaned, or annuitized by the following factor:

                             0.70 x (I - J) x n/12
Where:

   I= the guaranteed interest rate then being offered for a new Fixed Period equal in duration and type to the period from which the Fixed Amount is being withdrawn. If a Fixed Period of such duration is not being offered, "I" equals the linear interpolation of the guaranteed interest rates for the Fixed Periods then available. If the Fixed Periods needed to perform the interpolation are not being offered, "I" equals the interest rate being paid on the Treasury Constant Maturity Series published by the Federal Reserve Board for Treasury securities with remaining maturities equal to the duration of the appropriate Fixed Period. If no published rates are available for maturities equal to the duration of the appropriate Fixed Period, linear interpolation of other published rates will be used. The interest rate being credited to a DCA Fixed Period will not be used as a factor in any market value adjustment calculation.

   J= the guaranteed interest rate then being credited to the Fixed Amount being withdrawn.

   n= the number of complete months remaining until the expiration of the Fixed Period.

At a time when I exceeds J, the market value adjustment will reduce the portion of any Fixed Amount available for withdrawal, surrender or application to an Income Payout Option. At a time when J exceeds I, the market value adjustment will increase the portion of any Fixed Amount available for withdrawal, surrender, borrowing, or application to an Income Payout Option. Moreover, in no event will:

- the market value adjustment exceed an amount equal to the total interest earned (for all Fixed Amounts) that is in excess of the effective annual rates(s) based on the Fixed Account minimum guaranteed interest in effect for each Fixed Amount;

- the sum of any surrender charges and market value adjustment for a Fixed Amount be greater than 10% of the amount withdrawn; or

- the market value adjustment reduce the amounts withdrawn or transferred below the amount required under the nonforfeiture laws of the state with jurisdiction over the Contract.

The total amount withdrawn or surrendered could be less than the total purchase payments because of the cumulative effect of the market value adjustment and surrender charge. The market value adjustment is calculated separately for each Fixed Amount and is applied before any surrender charge. Owners must instruct the Company as to which Fixed Periods should be withdrawn or surrendered. Within any Fixed Period, Fixed Amounts are treated separately for purposes of determining any market value adjustment. The market value adjustment does not apply to amounts allocated to a DCA Fixed Period or any Fixed Period less than 3 years. In addition, a market value adjustment does not apply to the calculation of a death benefit or to amounts deducted from Fixed Contract Value by the Company as fees or charges.

Any applicable market value adjustment(s) will be deducted from or added to the remaining Fixed Amount(s), if any, or from all remaining Fixed Amounts on a pro-rata basis. If, at the time a partial withdrawal is requested from a Fixed Amount, the Fixed Account value would be insufficient to permit the deduction of the market value adjustment from any remaining Fixed Amounts, then the Company will not permit the partial withdrawal.

The Company may waive the market value adjustment in certain circumstances. (See CHARGES AND DEDUCTIONS.) The imposition of a market value adjustment may have significant federal income tax consequences. (See FEDERAL TAX MATTERS.)

                          DESCRIPTION OF THE CONTRACT

ISSUANCE OF A CONTRACT

In order to purchase a Contract, application must be made through a representative of CUNA Brokerage Services, Inc. ("CUNA Brokerage") or a representative of a brokerdealer that has a selling agreement with CUNA Brokerage. Applications and initial purchase payments submitted to such sales representatives cannot be processed until the Company receives them from such representatives at the Home Office. Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code. Neither the Owner nor the Annuitant may be older than age 85 on the Contract Issue Date.

The Company may also be required to provide additional information about an Owner's account to government regulators. In addition, the Company may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or death benefits, until instructions are received from the appropriate regulator.

RIGHT TO EXAMINE

Owners have a ten day period to examine the Contract. The Contract may be returned to the Home Office for any reason within ten days of receipt and the Company will refund the

Contract Value or another amount required by law. The refunded Contract Value will reflect the deduction of any Contract charges, unless otherwise required by law. State and/or federal law may provide additional return privileges.

Liability of the Variable Account under this provision is limited to the Contract Value in each Subaccount on the date of revocation. Any additional amounts refunded to the Owner will be paid by the Company.

PURCHASE PAYMENTS

The minimum amount required to purchase a Contract depends upon several factors. The minimum purchase amount the Company must receive during the first 12 months of the Contract is:

$5,000        Except as described below.

$2,000 For Contracts that qualify for special federal income tax treatment under Sections 401, 403(b), 408, 408A, or 457 of the Code. This category includes qualified pension plans, tax-sheltered annuities, individual retirement accounts, and certain deferred compensation plans.

The Value     The value of a Contract exchanged pursuant
of a          to Section 1035 of the Code, if the
Contract      Company approves the transaction prior to
              the exchange.

$2,000        For a Contract sold to employees of the
              Company and its subsidiaries, to employees of CUNA Brokerage and its subsidiaries, and to registered representatives and other persons associated with CUNA Brokerage.
              This category includes both individual
              retirement accounts and non-individual
              retirement accounts.

Unless the minimum purchase amount is paid in full at the time of application, an automatic purchase payment plan must be established to schedule regular payments during the first 12 months of the Contract. Under the Company's automatic purchase payment plan, the Owner can select a monthly payment schedule pursuant to which purchase payments will be automatically deducted from a credit union account, bank account or other source.

The minimum size for an initial purchase payment and subsequent purchase payment is $100, unless the payment is made through an automatic purchase payment plan in which case the minimum size is $25. Purchase payments may be made at any time during the Annuitant's lifetime and before the Payout Date. Additional purchase payments after the initial purchase payment are not required (so long as the minimum purchase amount has been paid).

The Company reserves the right not to accept: (1) purchase payments received after the Contract Anniversary following the Annuitant's 85th birthday, (2) purchase payments of less than $100, (3) purchase payments in excess of $1 million, and (4) any additional purchase payments, if mandated under applicable law.

ALLOCATION OF PURCHASE PAYMENTS

The Company allocates purchase payments to Subaccounts and/or the Fixed Account as instructed by the Owner. An allocation to a Subaccount must be for at least 1% of a purchase payment and be in whole percentages. An allocation to the Fixed Account must be for at least $1,000. A requested allocation of less than $1,000 to the Fixed Account will be transferred to the Money Market Subaccount.

If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial purchase payment, the initial Net Purchase Payment will be allocated to one or more of the Subaccounts or to the Fixed Account within two Valuation Days of receipt by the Company at the Home Office. If the application is not properly completed, the Company reserves the right to retain the purchase payment for up to five Valuation Days while it attempts to complete the application. If the application is not complete at the end of the 5-day period, the Company will inform the applicant of the reason for the delay and the initial purchase payment will be returned immediately, unless the applicant specifically consents to the Company retaining the purchase payment until the application is complete. Once the application is complete, the initial Net Purchase Payment will be allocated as designated by the Owner within two Valuation Days.

The Company will process additional purchase payments at the Accumulation Unit value next determined after the Company receives the purchase payments at the Home Office.

CONTRACT VALUE

The Contract Value is the sum of Variable Contract Value, Fixed Contract Value and the value in the Loan Account.

Determining the Variable Contract Value. The Variable Contract Value is determined at the end of each Valuation Period and reflects the investment experience of the selected Subaccounts, after applicable charges. The value will be the total of the values attributable to the Contract in each of the Subaccounts (i.e. Subaccount Value). The Subaccount Values are determined by multiplying that Subaccount's Accumulation Unit value by the number of Accumulation Units.

Determination of Number of Accumulation Units. Any Net Purchase Payment allocated to a Subaccount or Contract Value transferred to a Subaccount is converted into Accumulation Units of that Subaccount. The number of Accumulation Units is determined by dividing the dollar amount being allocated or transferred to a Subaccount by the Accumulation Unit value for that Subaccount. The number of Accumulation Units is increased by additional purchase payments or allocations. The number of Accumulation Units does not change as a result of investment experience.

Any Contract Value transferred, surrendered or deducted from a Subaccount is processed by canceling or liquidating Accumulation Units. The number of Accumulation Units canceled is determined by dividing the dollar amount being removed from a Subaccount by the Accumulation Unit value.

Determination of Accumulation Unit Value. The Accumulation Unit value for a Subaccount is calculated for each Valuation Period by subtracting (2) from (1) and dividing the result by (3), where:

   (1) Is:

      (a)   the net assets of the Subaccount as of the end of the Valuation
            Period;

      (b) plus or minus the net charge or credit with respect to any taxes paid or any amount set aside as a provision for taxes during the Valuation Period.

   (2) The daily charges for mortality and expense risks and administrative expenses and any applicable redemption fees multiplied by the number of days in the Valuation Period.

   (3) The number of Accumulation Units outstanding as of the end of the Valuation Period.

The value of an Accumulation Unit may increase or decrease as a result of investment experience.

TRANSFER PRIVILEGES

General. Before the Payout Date, the Owner may make transfers between the Subaccounts and the Fixed Account as described below.

- Transfers to the Fixed Account must be at least $1,000 (lesser amounts received are allocated to the Money Market Subaccount).

-     Transfers are not allowed to the DCA One Year Fixed Period.

- Except for the DCA One Year Fixed Period, transfers out of a Fixed Period are permitted only during the 30-day period before the expiration of that Fixed Period.

- Transfers from the DCA One Year Fixed Period may be made throughout its Fixed Period.

- A minimum monthly transfer to the designated Subaccounts is required from each DCA One Year Fixed Period. If no Subaccounts are designated, the minimum transfer amount will be transferred to the Money Market Subaccount. The minimum transfer amount is the monthly sum that will amortize the DCA One Year Fixed Period on its expiration date.

- You cannot transfer to a Fixed Period if that Fixed Period's duration would extend beyond the Payout Date.

Amounts transferred to a Subaccount will receive the Accumulation Unit value next determined after the transfer request is received. The Company must receive a transfer request by 4:00 p.m. Eastern Time on a Valuation Day to process your transfer request on that Valuation Day.

No fee is currently charged for transfers but the Company reserves the right to charge $10 for each transfer. Transfers from a DCA Fixed Period are not subject to any transfer fees that We may impose.

Subject to the above, there is currently no limit on the number of transfers that can be made among or between Subaccounts or to or from the Fixed Account.

Transfers may be made by Written Request, fax, Internet, or by telephone.

The Company will send a written confirmation of all transfers. The Company will use reasonable procedures to confirm that fax, Internet, or telephone instructions are genuine. These procedures may include requiring callers to identify themselves and the Owner or others (e.g., Beneficiary) by name, social security number, date of birth, or other identifying information. There are risks associated with fax, Internet, or telephone transactions that don't occur if a Written Request is submitted.

Anyone authorizing or making fax, Internet, or telephone requests bears those risks. The Company will not be liable for any liability or losses resulting from unauthorized or allegedly unauthorized fax, Internet, or telephone requests that the Company believes are genuine. The Company may record telephone requests. The Company reserves the right to suspend telephone (and facsimile) instructions at any time for any class of Contracts for any reason.

Internet and telephone (and facsimile) service may not always be available. Any Internet or telephone (and facsimile), whether it is yours, your service provider's, your sales representative's, or the Company's, can experience outages or slowdowns for a variety of reasons. For example, telephone communications may not be available due to natural disasters (such as hurricanes or earthquakes), man-made disasters (such as acts of terrorism, computer failures, electrical blackouts, or certain fires), or simply because of a high number of calls (which is likely to occur during periods of high market turbulence). These outages or slowdowns may delay or prevent processing your request. Although the Company has taken precautions to help its systems handle heavy use, it cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to the Home Office.

The Company may modify, restrict, or terminate the transfer privileges at any time for any reason.


Additional Transfer Limitations. Frequent, large, or short-term transfers among Subaccounts, such as those associated with "market timing" transactions, can adversely affect the funds and the returns achieved by Owners. In particular, such transfers may dilute the value of fund shares, interfere with the efficient management of the Funds' portfolios, and increase brokerage and administrative costs of the Funds. In order to try to protect Owners and the Funds from potentially harmful trading activity, the Company has certain market timing policies and procedures (the "Market Timing Procedures").

The Market Timing Procedures are designed to detect and prevent frequent, large, or short-term transfer activity among the Subaccounts that may adversely affect other Owners or Fund shareholders. More specifically, the Market Timing Procedures aim to detect potential market timers by examining the number and/or size of transfers made by Owners within given periods of time, as well as the number of "round trip" transfers into and out of particular subaccounts. For purposes of applying the parameters used to detect potential market timers, the Company will aggregate transfers made on the same Valuation Date under multiple Contracts owned by the same Owner. The Company does not include transfers made pursuant to the Dollar Cost Averaging and rebalancing programs in these limitations. The Company also coordinates with the Funds to identify potential market timers, and will investigate any patterns of trading behavior identified by Funds that may not have been captured through operation of the Market Timing Procedures. The Company may vary the Market Timing Procedures from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others.

Once an Owner has been identified as a "market timer" under the Market Timing Procedures, the Company notifies the Owner that from that date forward, for some period of time, the telephone transfer and withdrawal privilege will be revoked. He or she will only be permitted to make transfers or withdrawals by written request with an original signature conveyed through the U.S. mail or overnight delivery service. The Company's ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Accordingly, despite the Company's best efforts, it cannot guarantee that the Market Timing Procedures will detect every potential market timer, but the Company applies the Market Timing Procedures consistently to all Owners without waiver or exception. The Company may vary the Market Timing Procedures among its variable products to account for differences in features, distribution methods, and target markets.

In its sole discretion, the Company may revise the Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or Fund shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollars or percentage limits on transfers). We also reserve the right, to the extent permitted by applicable law, to implement and administer redemption fees imposed by one or more of the Funds in the future.

If required by applicable law, the Company may deduct redemption fees imposed by the Funds.

Dollar Cost Averaging. Dollar Cost Averaging is a long-term transfer program that allows you to make regular (monthly, quarterly, semiannual, or annual) level investments over time. The level investments will purchase more Accumulation Units when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. If continued over an extended period of time, the dollar-cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not guarantee a profit or protect against a loss.

Dollar Cost Averaging (DCA) Transfers. An Owner may choose to systematically or automatically transfer (on a monthly, quarterly, semi-annual, or annual basis) a specified dollar amount from the Money Market Subaccount to one or more Subaccounts. A minimum monthly amount must be systematically transferred from the DCA One Year Fixed Period to one or more Subaccounts. The minimum monthly transfer amount is the monthly sum that will amortize the DCA One Year Fixed Period on its expiration date. The Company reserves the right to stop DCA transfers from the Subaccount that invests in the Money Market Fund.

Portfolio Rebalancing. An Owner may instruct the Company to automatically transfer (on a quarterly, semi-annual, or annual basis) Variable Contract Value between and among specified Subaccounts in order to achieve a particular percentage allocation of Variable Contract Value among the Subaccounts. Owners may start and stop automatic Variable Contract Value rebalancing at any time and may specify any percentage allocation of Contract Value between or among as many Subaccounts as are available at the time the rebalancing is elected. (If an Owner elects automatic Variable Contract Value rebalancing without specifying such percentage allocation(s), the Company will allocate Variable Contract Value in accordance with the Owner's currently effective purchase payment allocation schedule. This is not applicable if the purchase payment allocations include an allocation to the Fixed Account.) If the Owner does not specify a frequency for rebalancing, the Company will rebalance quarterly. The Company has the right to stop the portfolio rebalancing programs.


Other Types of Automatic Transfers. An Owner may also choose to systematically or automatically transfer (on a monthly, quarterly, semi-annual, or annual basis) Variable Contract Value from one Subaccount to another. Such automatic transfers may be: (1) a specified dollar amount, (2) a specified number of Accumulation Units, (3) a specified percent of Variable Contract Value in a particular Subaccount, or (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount. Owners may also automatically transfer the interest from a Fixed Period of the Fixed Account to one or more of the Subaccounts. The minimum DCA or automatic transfer amount is the equivalent of $100 per month. If less than $100 remains in the Subaccount or DCA One Year Fixed Period from which transfers are being made, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 1% of the amount transferred and must be stated in whole percentages. Once elected, automatic transfers remain in effect until the earliest of: (1) the Variable Contract Value in the Subaccount or DCA One Year Fixed Period from which transfers are being made is depleted to zero; (2) the Owner cancels the election; or (3) for three successive months, the Variable Contract Value in the Subaccount from which transfers are being made has been insufficient to implement the automatic transfer instructions. The Company will notify the Owner when automatic transfer instructions are no longer in effect. There is no additional charge for using automatic transfers. The Company reserves the right to stop the automatic transfer programs.


SURRENDERS (REDEMPTION) AND PARTIAL WITHDRAWALS

Surrenders. At any time on or before the Payout Date, the Owner may surrender the Contract and receive its Surrender Value by Written Request to the Company. The Company will process the surrender at the Accumulation Unit value next determined after the Written Request is received at the Home Office. The Company must receive your surrender request by 4:00 p.m. Eastern Time on a Valuation Day to process the request on that Valuation Day. The Surrender Value will be paid in a lump sum unless the Owner requests payment under an Income Payout Option. The Company may apply a market value adjustment and surrender charge upon surrender.

Partial Withdrawals. At any time on or before the Payout Date, an Owner may make withdrawals of the Surrender Value. There is no minimum amount which may be withdrawn but the maximum amount is that which would leave the remaining Surrender Value equal to $2,000. A partial withdrawal request that would reduce the Surrender Value to less than $2,000 is treated as a request for a full surrender of the Contract. The Company will process the withdrawal at the Accumulation Unit value next determined after the request is received at the Home Office. The Company must receive your partial surrender request by 4:00 p.m. Eastern Time on a Valuation Day to process the request on that Valuation Day. The Company may apply a market value adjustment and surrender charge upon partial withdrawal, which will be deducted from the remaining Contract Value.

The Owner may specify the amount of the partial withdrawal to be made from Subaccounts or the Fixed Account. If the Owner does not so specify, or if the amount in the designated Subaccounts or the Fixed Account is not enough to comply with the request, the partial withdrawal (and any applicable market value adjustment and surrender charge) will be made proportionately from the accounts.

A contingent deferred sales charge may apply to surrenders and partial withdrawals.


Systematic Withdrawals. An Owner may elect to receive periodic partial withdrawals under the Company's systematic withdrawal plan. Under the plan, the Company will make partial withdrawals (on a monthly, quarterly, semiannual, or annual basis) from designated Subaccounts. Such withdrawals must be at least $100 each. Generally, Systematic Withdrawals may only be made from Variable Contract Value. Systematic Withdrawals can be made from fixed accounts to satisfy Required Minimum Distributions. Systematic Withdrawals of interest from Fixed Periods of the Fixed Account are also allowed. The $100 minimum withdrawal requirement may be waived if the withdrawal is necessary to meet the required minimum distribution under the Code. Generally, Owners must be at least age 59-1/2 to participate in the systematic withdrawal plan unless they elect to receive substantially equal periodic payments.


The withdrawals may be: (1) a specified dollar amount, (2) a specified whole number of Accumulation Units, (3) a specified percent of Variable Contract Value in a particular Subaccount, (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount, and (5) in an amount equal to an Owner's required minimum distribution under the Code. Participation in the systematic withdrawal plan will terminate on the earliest of the following events: (1) the Variable Contract Value in a Subaccount from which partial withdrawals are being made becomes zero, (2) a termination date specified by the Owner is reached, (3) the Owner requests that his or her participation in the plan cease, or (4) a surrender charge would be applicable to amounts being withdrawn (i.e., partial withdrawals under the systematic withdrawal plan may not include amounts subject to the surrender charge). With regard to (4), an Owner may, by Written Request, request that systematic withdrawals continue even though a surrender charge is deducted in connection with such withdrawals. Also with regard to (4), if necessary to meet the required minimum distribution under the Code or if necessary to make substantially equal payments as required under the Code, the Company will continue systematic withdrawals even though a surrender charge is deducted.

Restrictions on Distributions from Certain Types of Contracts. There are certain restrictions on surrenders of and partial withdrawals from Contracts used as funding vehicles for Code Section 403(b) retirement programs. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of: (i) elective contributions made in years beginning after December 31,

1988; (ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59-1/2, severance from employment, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

There are federal income tax consequences to surrenders and partial withdrawals. Owners should consult with their tax adviser. The Company reserves the right to stop offering the systematic withdrawal plan at any time.

CONTRACT LOANS

Owners of Contracts issued in connection with retirement programs meeting the requirements of Section 403(b) of the Code (other than those programs subject to Title 1 of the Employee Retirement Income Security Act of 1974) may borrow from the Company using their Contracts as collateral. Loans are subject to the terms of the Contract, the retirement program and the Code. Loans are described in more detail in the SAI.

DEATH BENEFIT BEFORE THE PAYOUT DATE

Naming different persons as Owner(s), Annuitant(s), and Beneficiary(ies) can have important impacts on whether the death benefit is paid, and on who would receive it. Carefully consider the potential consequences under various scenarios when naming Owners, Annuitants, and Beneficiaries, and consult your sales representative or financial advisor.

Death of an Owner. If any Owner dies before the Payout Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the Annuitant becomes the new Owner unless the deceased Owner was also the Annuitant. If the sole deceased Owner was also the Annuitant, then the provisions relating to the death of an Annuitant (described below) will govern unless the deceased Owner was one of two joint Annuitants. In the latter event, the surviving Annuitant becomes the Owner.

The following options are available to a sole surviving Owner or a new Owner:

   (1) If the Owner is the spouse of the deceased Owner, he or she may continue the Contract as the new Owner.

   (2) If the Owner is not the spouse of the deceased Owner he or she may elect, within 60 days of the date the Company receives Due Proof of Death:

      (a) to receive the Surrender Value in a single sum within 5 years of the deceased Owner's death; or

      (b) to apply the Surrender Value within 1 year of the deceased Owner's death to one of the Income Payout Options provided that payments under the option are payable over the new Owner's life or over a period not greater than the new Owner's life expectancy.

If he or she does not elect one of the above options, the Company will pay the Surrender Value five years from the date of the deceased Owner's death.

Under any of these options, sole surviving Owners or new Owners may exercise all Ownership rights and privileges from the date of the deceased Owner's death until the date that the Surrender Value is paid.

Death of the Annuitant. If the Annuitant dies before the Payout Date, the Company will pay the death benefit described below to the

Beneficiary named by the Owner in a lump sum. (Owners and Beneficiaries also may name successor Beneficiaries.) If there is no surviving Beneficiary, the Company will pay the death benefit to the Owner or the Owner's estate. In lieu of a lump sum payment, the Beneficiary may elect, within 60 days of the date the Company receives Due Proof of Death of the Annuitant, to apply the death benefit to an Income Payout Option. If the Annuitant who is also an Owner dies, the Beneficiary may only apply the death benefit payment to an Income Payout Option if:

   (1) payments under the option begin within 1 year of the Annuitant's death;
       and

   (2) payments under the option are payable over the Beneficiary's life or over a period not greater than the Beneficiary's life expectancy.

In lieu of a lump sum payment, if the Beneficiary is the deceased Annuitant's spouse, then he or she may elect to continue the Contract.

Basic Death Benefit. The basic death benefit is an amount equal to the greater of:

   (1) aggregate Net Purchase Payments made under the Contract less a proportional adjustment for partial withdrawals as of the Valuation Date the Company receives Due Proof of Death; or

   (2) Contract Value as of the Valuation Date the Company receives Due Proof of Death;

The death benefit will be reduced by any outstanding Loan Amount and any applicable premium expense charges not previously deducted. The Contract also offers additional guaranteed death benefit choices as riders to the Contract. These additional choices enhance the death benefit and are available at an additional charge. Please see the Riders section for more details.

PROPORTIONAL ADJUSTMENT FOR PARTIAL WITHDRAWALS

When calculating the death benefit amount, as described above, an adjustment is made to aggregate Net Purchase Payments for partial withdrawals taken from the Contract. The proportional adjustment for partial withdrawals is calculated by dividing (1) by (2) and multiplying the result by (3) where:

(1) Is the partial withdrawal amount;

(2) Is the Contract Value immediately prior to the partial withdrawal; and

(3) Is the sum of Net Purchase Payments immediately prior to the partial withdrawal less any adjustment for prior partial withdrawals (including any applicable market value adjustments and surrender charges).

                             MISCELLANEOUS MATTERS

PAYMENTS

Any surrender, partial withdrawal, Contract loan, or death benefit usually will be paid within seven days of receipt of a Written Request, any information or documentation reasonably necessary to process the request, and (in the case of a death benefit) receipt and filing of Due Proof of Death. However, payments may be postponed if:

   (1) the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

      (2)   the SEC permits the postponement for the protection of Owners; or

      (3) the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

If a recent check or draft has been submitted, the Company has the right to delay payment until it has assured itself that the check or draft has been honored.

The Company has the right to defer payment of any surrender, partial withdrawal, or transfer from the Fixed Account for up to six months from the date of receipt of Written Request for such a surrender or transfer. In addition, the Company may defer payment from the Fixed Account for up to two months from the date we receive due proof of death. Interest will be added to the amount paid, if required by a particular jurisdiction. Interest will be calculated at the rate required and for a time period required by law or regulation.

MODIFICATION

Upon notice to the Owner and as permitted by applicable law, the Company may modify the Contract:

(1) to permit the Contract or the Variable Account to comply with any applicable law or regulation issued by a government agency;

(2) to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts;

(3)   to reflect a change in the operation of the Variable Account;

(4) to combine the Variable Account with any of our other separate accounts and/or create new separate accounts;

(5) to transfer the assets of any Subaccount to any other Subaccount, and to add new Subaccounts and make such Subaccounts available to any class of contracts as we deem appropriate;

(6)   to transfer assets from the Variable Account to another separate account;

(7) to deregister the Variable Account under the 1940 Act if such registration is no longer required;

(8)   to operate the Variable Account as a management investment company under

(9) the 1940 Act (including managing the Variable Account under the direction of a committee) or in any other form permitted by law;

(10) to restrict or eliminate any voting rights of Owners or other persons having such rights as to the Variable Account;

(11)  to add new funds or remove existing funds;

(12) to eliminate or combine any subaccounts and transfer the assets of any subaccount to any other subaccount; or

(13) to make any other changes to the Variable Account or its operations as may be required by the 1940 Act or other applicable law or regulation.

In the event of most such modifications, the Company will make appropriate endorsement to the Contract.

REPORTS TO OWNERS

At least annually, the Company will mail to each owner, at such owner's last known address of record, a report setting forth the Contract Value (including the Contract Value in each Subaccount and each Fixed Amount) of the Contract, purchase payments paid and charges deducted since the last report, partial withdrawals made since the last report and any further information required by any applicable law or regulation.

INQUIRIES

Inquiries regarding a Contract may be made in writing to the Company at its Home Office.

                             INCOME PAYOUT OPTIONS

PAYOUT DATE AND PROCEEDS

The Owner selects the Payout Date. For Non-Qualified Contracts, the Payout Date may not be after the later of the Contract Anniversary following the Annuitant's 85th birthday or 10 years after the Contract Issue Date. For Qualified Contracts, the Payout Date must be no later than the Annuitant's age 70 1/2 or any other date meeting the requirements of the Code.

The Owner may change the Payout Date subject to the following limitations: (1) the Owner's Written Request must be received at the Home Office at least 30 days before the current Payout Date, and (2) the requested Payout Date must be a date that is at least 30 days after receipt of the Written Request.

On the Payout Date, the Payout Proceeds will be applied under the Single Life Income Option with ten years guaranteed, unless the Owner elects to have the proceeds paid under another payment option or to receive the Surrender Value in a lump sum. Unless the Owner instructs the Company otherwise, amounts in the Fixed Account will be used to provide a Fixed Income Payout Option and amounts in the Variable Account will be used to provide a variable Income Payout Option.

The Payout Proceeds equal the Contract Value:

      (1)   plus or minus any applicable market value adjustment;

      (2) minus any applicable surrender charge if Income Payout Option 1 or Option 2 (with variable Income Payments) are selected;

      (3) minus the pro-rated portion of the annual Contract fee or rider charges (unless the Payout Date falls on the Contract Anniversary);

      (4)   minus any applicable Loan Amount; and

      (5)   minus any applicable premium expense charge not yet deducted.

ELECTION OF INCOME PAYOUT OPTIONS

On the Payout Date, the Payout Proceeds will be applied under an Income Payout Option, unless the Owner elects to receive the Surrender Value in a single sum. If an election of an Income Payout Option is not on file at the Home Office on the Payout Date, the proceeds will be paid as a life income annuity with payments for ten years guaranteed. An Income Payout Options may be elected, revoked, or changed by the Owner at any time before the

Payout Date while the Annuitant is living. The election of an option and any revocation or change must be made by Written Request. The Owner may elect to apply any portion of the Payout Proceeds to provide either variable Income Payments or fixed Income Payments or a combination of both.

The Company reserves the right to refuse the election of an Income Payout Option other than paying the Payout Proceeds in a lump sum if the total amount applied to an Income Payout Options would be less than $2,500, or each Income Payment would be less than $20.00.

FIXED INCOME PAYMENTS

Fixed Income Payments are periodic payments from the Company to the designated Payee, the amount of which is fixed and guaranteed by the Company. The amount of each payment depends only on the form and duration of the Income Payout Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount applied to purchase the Income Payments and the applicable income purchase rates in the Contract. Except for Options 1 and 2A, the income purchase rates in the Contract are based on a minimum guaranteed interest rate of 3.5%. For Options 1 and 2A, the income purchase rates are based on an effective annual interest rate of 2.0%. The Company may, in its sole discretion, make Income Payments in an amount based on a higher interest rate.

VARIABLE INCOME PAYMENTS

The dollar amount of the first variable Income Payment is determined in the same manner as that of a fixed Income Payment. Variable Income Payments after the first payment are similar to fixed Income Payments except that the amount of each payment varies to reflect the net investment performance of the Subaccount(s) selected by the Owner or Payee.

The net investment performance of a Subaccount is translated into a variation in the amount of variable Income Payments through the use of Income Units. The amount of the first variable Income Payment associated with each Subaccount is applied to purchase Income Units at the Income Unit value for the Subaccount as of the Payout Date. The number of Income Units of each Subaccount attributable to a Contract then remains fixed unless an exchange of Income Units is made as described below. Each Subaccount has a separate Income Unit value that changes with each Valuation Period in substantially the same manner as do Accumulation Units of the Subaccount.

The dollar value of each variable Income Payment after the first is equal to the sum of the amounts determined by multiplying the number of Income Units by the Income Unit value for the Subaccount for the Valuation Period which ends immediately preceding the date of each such payment. If the net investment return of the Subaccount for a payment period is equal to the pro-rated portion of the 3.5% annual assumed investment rate, the variable Income Payment for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 3.5% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3.5%, the payment for that period will be less than the payment for the prior period.

After the Payout Date, a Payee may change the selected Subaccount(s) by Written Request up to four times per Contract Year. Such a change will be made by exchanging Income Units of one Subaccount for another on an equivalent dollar value basis. See the Statement of Additional Information for examples of Income Unit value calculations and variable Income Payment calculations.

DESCRIPTION OF INCOME PAYOUT OPTIONS

Unless otherwise noted, once an option is selected and income payments begin, the value of any remaining payments can not be surrendered or withdrawn and paid in a single sum.

Option 1 - Interest Option. (Fixed Income Payments Only) The proceeds are left with the Company to earn interest at a compound annual rate to be determined by the Company but not less than 2%. Interest will be paid every month or every 12 months as the Payee selects. Under this option, the Payee may withdraw part or all of the proceeds at any time. This option may not be available in all states.

Option 2A - Installment Option - Fixed Payments. The Company makes Fixed monthly Income Payments for a number of years between 5 and 30 selected by the owner. In the event of the Payee's death, a successor Payee may receive the payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 2B - Installment Option - Variable Payments. The Company makes monthly Income Payments for a number of years between 5 and 30 selected by the Owner. In the event of the Payee's death, a successor Payee may receive the payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or it the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee. The Payee may elect at anytime by Written Request to surrender or withdraw a portion of the commuted value of any remaining payments in a lump sum. The commuted value of the payments will be calculated as described in the Contract.

Option 3A - Single Life Income Guaranteed Period Certain. The Company makes monthly Income Payments during the Annuitant's lifetime with the guarantee that payments will be made for a period of five, ten, fifteen, or twenty years as selected by the Owner. In the event of the Annuitant's death before the expiration of the specified number of years, the Payee or a successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 3B - Single Life Income. The same as Option 3A except that payments are not guaranteed for a specific number of years but only for the lifetime of the Annuitant. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF THE ANNUITANT DIES AFTER THE FIRST PAYMENT, TWO PAYMENTS IF THE ANNUITANT DIES AFTER THE SECOND PAYMENT, ETC.

Option 4A - Joint and Survivor Life Income - Guaranteed Period Certain. The Company makes monthly Income Payments for as long as either of two joint Annuitants remain alive, with the guarantee that payments will be made for a period of five, ten, fifteen, or twenty years as selected by the Owner. If after the second Annuitant dies, payments have been made for fewer than the selected number of years, payments will be made to the Payee or any successor Payee who was not a joint Annuitant or such successor Payee may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no such successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

The minimum amount of each fixed payment and the initial payment amount for variable Income Payout Options will be determined from the tables in the Contract that apply to the particular option using the Annuitant's age (and if applicable, gender). Age will be determined from the last birthday at the due date of the first payment.

Option 4B - Joint and Survivor Life Income. The Company makes monthly Income Payments for as long as either of two joint annuitants remain alive. The same as Option 4A except that except that payments are not guaranteed for a specific number of years. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF BOTH ANNUITANTS DIE AFTER THE FIRST PAYMENT, TWO PAYMENTS IF BOTH ANNUITANTS DIE AFTER THE SECOND PAYMENT, ETC.

Option 5A - Single Life Income - Payments Adjusted For Inflation - Guaranteed Period Certain (Fixed Income Payments Only). The Company makes monthly Income Payments adjusted for inflation as described below during the Annuitant's lifetime with the guarantee that payments will be made for a period of ten years or twenty years as selected by the Owner. In the event of the Annuitant's death before the expiration of the specified number of years, the Payee or a successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 5B - Single Life Income - Payments Adjusted For Inflation (Fixed Income Payments Only). The Company makes monthly Income Payments adjusted for inflation as described below for as long as the annuitant lives. The same as Option 5A except that payments are not guaranteed for a specific number of years. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF THE ANNUITANT DIES AFTER THE FIRST PAYMENT, TWO PAYMENTS IF THE ANNUITANT DIES AFTER THE SECOND PAYMENT, ETC.

Option 6A - Joint and Survivor Life Income - Payments Adjusted For Inflation - 10 year Guaranteed Period Certain (Fixed Income Payments Only). The Company makes monthly Income Payments adjusted for inflation as described below for as long as either of two joint Annuitants remain alive, with the guarantee that payments will be made for a period of five, ten, fifteen, or twenty years as selected by the Owner. If after the second Annuitant dies, payments have been made for fewer than the selected number of years, payments will be made to the Payee or any successor Payee who was not a joint Annuitant or such successor Payee may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no such successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 6B - Joint and Survivor Life Income - Payments Adjusted For Inflation (Fixed Income Payments Only). The Company makes monthly Income Payments adjusted for inflation as described below for as long as two joint annuitants remain alive. The same as Option 6A except that payments are not guaranteed for a specific number of years. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF BOTH ANNUITANTS DIE AFTER THE FIRST PAYMENT, TWO PAYMENTS IF BOTH ANNUITANTS DIE AFTER THE SECOND PAYMENT, ETC.

Option 7 - Single Life Income - Payments Adjusted For Inflation - Lifetime Payout with Cash Refund (Fixed Income Payments Only). The Company will make monthly Income Payments adjusted for inflation as described below for as long as the Annuitant lives. The total amount paid under this option will be at least equal to the Contract Value applied. If the Annuitant dies and the total of all Income Payments paid is less than the Contract Value applied to this option, the difference will be payable to the Payee or a successor Payee in a lump sum. If there is no successor Payee, it will be payable to the Payee's estate.

Option 8 - Joint and Survivor Life Income - Payments Adjusted For Inflation - Lifetime Payout with Cash Refund (Fixed Income Payments Only). The Company will make monthly Income Payments adjusted for inflation as described below for as long as either of two joint Annuitants remain alive. The total amount paid under this option will be at least equal to the Contract Value applied. If at the death of the second Annuitant, the total of all Income Payments paid is less than the Contract Value applied to this option, the difference will be payable to the Payee or a successor Payee in a lump sum. If there is no successor Payee, it will be payable to the last surviving Payee's estate.

Adjustments for Inflation. For Options 5A, 5B, 6A, 6B, 7, and 8, Income Payments will be adjusted for inflation at the beginning of each calendar year. The adjustment is based on the percentage increase in the Consumer Price Index - Urban Wage Earners and Clerical Workers (Current Series) for the 12-month period ended September 30 of the prior calendar year. If the change in the index is negative, no adjustment will be made. If the CPI-W is discontinued, a substitute index will be used. Such substitute index may be subject to approval by your state insurance department. The Company reserves the right to discontinue offering settlement options 5A, 5B, 6A, 6B, 7, and 8 if the U.S. Treasury Department no longer issues new Treasury Inflation Protection Securities.

Alternate Payment Option. In lieu of one of the above options, the Payout Proceeds or death benefit, as applicable, may be applied to any other payment option made available by the Company or requested and agreed to by the Company.

DEATH BENEFIT AFTER THE PAYOUT DATE

If an Owner dies after the Payout Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the Payee receiving Income Payments becomes the new Owner. Such Owners will have the rights of Owners after the Payout Date, including the right to name successor Payees if the deceased Owner had not previously done so. The death of an Annuitant after the Payout Date will have the effect stated in the Income Payout Option pursuant to which Income Payments are being made.

                             CHARGES AND DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGES

The Company deducts a mortality and expense risk charge from the Variable Account. The charges are computed and deducted on a daily basis, and are equal to an annual rate of 1.15% of the average daily net assets of the Variable Account.

The mortality risk the Company assumes is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the Income Payments received. The mortality risk that the Company assumes also includes a guarantee to pay a death benefit if the Annuitant dies before the Payout Date. The expense risk that the Company assumes is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses.

The Company may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the

Contracts and distribution expenses related to the Contracts, or for any other purpose.

ADMINISTRATIVE CHARGE

The Company deducts a daily administrative charge to compensate it for administrative expenses it incurs. The charge is deducted at an annual rate of 0.15% of the average daily net assets of the Variable Account.

FUND EXPENSES

Because the Variable Account purchases shares of the Funds, the net assets of the Variable Account will reflect the investment management fees and other operating expenses incurred by such Funds. A more detailed description of these fees and expenses may be found in the Funds' prospectus, which follows this Prospectus.

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

Charge for Partial Withdrawal or Surrender. No sales charge deduction is made from purchase payments when amounts are deposited into the Contracts. However, if any amount is withdrawn or surrendered within seven years of being received by the Company, the Company will withdraw the amount requested and deduct a surrender charge from the remaining Contract Value. The Company deducts a surrender charge to compensate it for the distribution costs when Owners surrender or withdraw before distribution costs have been recovered.

The surrender charge is calculated by multiplying the applicable charge percentage (as shown below) by the amount of purchase payments surrendered. This means that you would pay the same charge at the time of withdrawal or surrender regardless of whether your Contract Value has increased or decreased. There is no surrender charge for withdrawal of Contract Value in excess of aggregate purchase payments (less withdrawals of such payments). The surrender charge is calculated using the assumption that all Contract Value in excess of aggregate purchase payments (less withdrawals of such payments) is surrendered before any purchase payments and that purchase payments are surrendered on a first-in-first-out basis.

  Number of Full Years                        Charge as a
Between Date of Purchase                      Percentage
    Payment and Date                          of Purchase
      Of Surrender                              Payment
------------------------                      -----------
      0                                        8%
      1                                        7%
      2                                        6%
      3                                        5%
      4                                        4%
      5                                        3%
      6                                        2%
      7 +                                      0%

For Contracts issued in conjunction with plans that qualify under Section 457(f) of the Code, the schedule of percentages shown above will apply from the Contract Issue Date to the date of surrender, rather than from the number of years since the Purchase Payment was made.

In no event will the surrender charges imposed, when added to any surrender charges previously paid on the Contract exceed 8% of aggregate Purchase Payments made to date for that Contract.

Amounts Not Subject to Surrender Charge. In each Contract Year, up to 10% of an amount equal to the aggregate Purchase Payments still subject to a surrender charge (computed at the time of the withdrawal or surrender) may be withdrawn or surrendered during that year without a surrender charge. Any amounts surrendered or withdrawn in excess of this 10% will be assessed a surrender charge. This right is not cumulative from Contract Year to Contract Year. For Contracts issued in conjunction with Section 457(f) Plans, in each Contract Year, up to 10% of an amount equal to the aggregate Purchase Payments (computed at the time of withdrawal or surrender) may be withdrawn or surrendered during that year without a surrender charge.


Waiver of Market Value Adjustment and Surrender Charge. In most states, the Contract Provides that, upon Written Request from the Owner before the Payout Date, the surrender change and any applicable market value adjustment will be waived on any partial withdrawal or surrender if the Annuitant is:


      (1) confined to nursing home or hospital after the Contract is issued (as described in the Contract); or

      (2) becomes terminally ill after the Contract is issued (as described in the Contract); or


      (3) becomes unemployed at least one year after the Contract is issued, has received unemployment compensation for at least 30 days and is receiving it at the time of the withdrawal or



      (4)   surrender (as described in the Contract); or



      (5) the Annuitant's primary residence is located in an area that is declared a presidential disaster area and $50,000 of damage is sustained to the residence as a result of the disaster and after the Contract is issued (as described in the Contract).


The waiver is not available in some states, and, therefore, is not described in Contracts issued in those states. The terms under which the surrender charge and any applicable market value adjustment will be waived may vary in some states and are described in Contracts issued in those states.

ANNUAL CONTRACT FEE

On each Contract Anniversary before the Payout Date, the Company deducts an annual Contract fee of $30 to pay for administrative expenses. The fee is deducted from each Subaccount and from the Fixed Account based on a proportional basis. The annual Contract fee also is deducted upon surrender of a Contract on a date other than a Contract Anniversary. A pro-rated portion of the fee is deducted upon application to an Income Payout Option. After the Payout Date, the annual Contract fee is deducted from variable Income Payments. The Company does not deduct the annual Contract fee on Contracts with a Contract Value of $50,000 or more on the Contract Anniversary. The Contract fee will not be charged after the Payout Date when a Contract with a Contract Value of $50,000 or more has been applied to an Income Payout Option.

TRANSFER PROCESSING FEE

Currently no fee is charged for transfers. However, the Company reserves the right to charge $10 for each transfer to compensate it for transfer processing costs. The transfer charge is not applicable to transfers from the DCA One Year Fixed Period. Each Written Request is considered to be one transfer, regardless of the number of Subaccounts or Fixed Amounts affected by the transfer. The transfer fee is deducted from the account from which the transfer is made. If a transfer is made from more than one account at the same time, the transfer fee is deducted pro-rata from the accounts.

LOST CONTRACT REQUEST

You can obtain a summary of your Contract at no charge. There will be a $30 charge for a duplicate Contract.

PREMIUM TAXES

Various states and other governmental entities levy a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range from 0% to 3.5%. This range is subject to change. If premium taxes are applicable to a Contract, the jurisdiction may require payment (a) from purchase payments as they are received, (b) from Contract Value upon withdrawal or surrender, (c) from Payout Proceeds upon application to an Income Payout Option, or (d) upon payment of a death benefit. The Company will forward payment to the taxing jurisdiction when required by law. Although the Company reserves the right to deduct premium taxes at the time such taxes are paid to the taxing authority, currently the Company does not deduct premium tax unless the Contract is annuitized.

OTHER TAXES

Currently, no charge is made against the Variable Account for any federal, state or local taxes (other than premium taxes) that the Company incurs or that may be attributable to the Variable Account or the Contracts. The Company may, however, make such a charge in the future from Surrender Value, death benefit proceeds, amounts applied to Income Payout Options, or Income Payments, as appropriate.

LOAN INTEREST CHARGE

While a loan is outstanding, loan interest is payable at the end of each Contract Year or, if earlier, on the date of loan repayment, surrender, termination, or death of the Annuitant.

Loan interest is charged in arrears on the amount of an outstanding loan. Loan interest that is unpaid when due will be added to the amount of the loan at the end of each Contract Year and will bear interest at the same rate.

The Company charges an annual interest rate of 6.5% on loans. After offsetting the 3.00% interest the Company guarantees it will credit to the Loan Account, the maximum guaranteed net cost of loans is 3.50% (annually).

ENHANCED DEATH BENEFIT RIDER CHARGES

The 3.0% Annual Guarantee Death Benefit rider carries an annual charge of 0.20% of average monthly Contract Value for the prior year. The Maximum Anniversary Value Death Benefit carries an annual charge of 0.15% of average monthly Contract value for the prior year; while the Earnings Enhanced Death Benefit Rider carries an annual charge of .30% of average monthly Contract Value for the prior year. These charges, which are intended to compensate the Company for the costs and risks assumed by the Company in providing the riders, will be assessed on each Contract Anniversary. Each charge will be based on the average monthly Contract Value for the previous 12 months. The charge will be deducted from the Subaccounts and Fixed Amounts on a pro-rata basis. A pro-rata portion of this charge will be deducted upon surrender payment of death proceeds, or selection of an Income Payout Option, if the surrender payment of death proceeds or selection of an Income Payout Option does not occur on a Contract Anniversary.

ENDORSEMENT CHARGES

The Company does not charge for the benefits provided by the Income Payment Increase Endorsement and the Change of Annuitant Endorsement. However, the Company reserves the right to charge up to $150 to offset our administrative expenses incurred for providing the Income Payment Increase benefit. Any fee charged will decrease the net additional amount applied to an Income Payout Option.

In addition, if you exercise the right provided by the Change of Annuitant Endorsement during the first two Contract years, the Company reserves the right to charge a fee to offset expenses incurred. Any fee charged will never be greater than $150.

                            RIDERS AND ENDORSEMENTS

If the Owner elects one of the following enhanced death benefit riders or endorsements, the death benefit will be paid as described above under the heading "Death Benefit Before the Payout Date," and will be calculated as set for below. The Company assesses a charge for each of the optional death benefit riders.

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

This rider provides a minimum death benefit prior to the Payout Date equal to the Maximum Anniversary Value (as described below) less any Loan Amounts and premium taxes not previously deducted. On the issue date, the Maximum Anniversary Value is equal to the initial Net Purchase Payment. After the issue date, the Maximum Anniversary Value will be calculated on three different dates:

(1) the date an additional purchase payment is received by the Company,

(2) the date of payment of a partial withdrawal, and

(3) on each Contract Anniversary.

When a purchase payment is received, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value plus the Net Purchase Payment. When a partial withdrawal is paid, the Maximum Anniversary Value is equal to the most recently calculated maximum anniversary value less an adjustment for the partial withdrawal. The adjustment for each partial withdrawal is (1) divided by (2) with the result multiplied by (3) where:

(1) is the partial withdrawal amount;

(2) is the Contract Value immediately prior to the partial withdrawal; and

(3) is the most recently calculated Maximum Anniversary Value less any adjustments for prior partial withdrawals (including any applicable market value adjustments and surrender charges).

This rider is available for Annuitants age 75 or less on the issue date. This rider may not be available in all states.

3% ANNUAL GUARANTEE DEATH BENEFIT

This rider provides a minimum death benefit prior to the Payout Date equal to the 3% Annual Guarantee Death Benefit less any Loan Amounts and premium taxes not previously deducted. On the issue date the 3% Annual Guarantee Value is equal to the initial Net Purchase Payment. Thereafter, the 3% Annual Guarantee Value on each Contract Anniversary is the lesser of:

(1) the sum of all Net Purchase Payments received minus an adjustment for partial withdrawals plus interest compounded at a 3% annual effective rate; or

(2) 200% of all Net Purchase Payments received.

The adjustment for each partial withdrawal is equal to (1) divided by (2) with the result multiplied by (3) where:

(1) is the partial withdrawal amount;

(2) is the Contract Value immediately prior to the withdrawal; and

(3) is the 3% Annual Guarantee Death Benefit immediately prior to the withdrawal, less any adjustments for earlier withdrawals (including any applicable market value adjustments and surrender charges).

This rider is available for Annuitants age 75 or less on the issue date. This rider may not be available in all states.

EARNINGS ENHANCED DEATH BENEFIT RIDER

This rider provides a minimum death benefit prior to the Payout Date equal to the greater of:

(1) the death benefit proceeds provided by the Contract;

(2) the death benefit proceeds provided by any other rider attached to the Contract; or

(3) the Earnings Enhanced Death Benefit Proceeds, as such term is defined below, as of the date Due Proof of Death is received.

The death benefit proceeds described above will be reduced by any Loan Amount and any applicable premium taxes not previously deducted.

The Earnings Enhanced Death Benefit Proceeds are equal to Contract Value plus an additional amount, not to exceed 100% of all remaining purchase payments, calculated by multiplying earnings by:

      - 0.40% if the Annuitant was age 70 or younger on the contract issue date; or

      - 0.25% if the Annuitant was age 71 or older on the contract issue date

For this purpose: (1) "earnings" means Contract Value minus any applicable rider charges accrued since the prior Contract Anniversary plus any remaining purchase payments, and (2) "remaining purchase payments" means the sum of all Net Purchase Payments received less the amount by which each partial withdrawal exceeds the earnings in the Contract immediately prior to the withdrawal. Earnings can never be less than zero.

Also for this purpose, Partial Withdrawals are deemed to be taken from Contract Value representing earnings, and when no such earnings remain, from Contract Value representing Net Purchase Payments on a first-in, first-out basis.

The Earnings Enhanced Death Benefit Rider is only available if you elect the Maximum Anniversary Value Death Benefit or the 3% Annual Guarantee Death Benefit. This rider will terminate automatically if neither of the other optional death benefit riders are in force.

                                     * * *

In addition to the enhanced death benefit riders, the Company offers the following benefits by endorsement.

INCOME PAYMENT INCREASE ENDORSEMENT

Under this endorsement and subject to the conditions described therein, You may increase the Income Payment under any Income Payout Option (other than Income Payout Option 1) by sending the Company an additional payment of up to $1 million with your Written Request electing an Income Payout Option. The Company deducts the Premium Expense Charge from the additional payment and the additional amount is added to the Contract Value applied to the Income Payout Option.

Currently there is no charge for this endorsement, but the Company reserves the right to charge up to $150 for the endorsement.

LOAN ACCOUNT ENDORSEMENT

A loan account endorsement is available for Contracts meeting the requirements of Section 403(b) of the Code. The endorsement permits Owners to borrow money from the Company using the Contract Value as collateral and provides for the establishment of a Loan Account under the Contract that is part of the Fixed Account. To facilitate a loan, Variable Contract Value and/or Fixed Contract Value in the amount of the loan is transferred to the Loan Account and held as collateral. The Company charges You interest on the Loan Amount at an effective annual rate of 6.5% and credits interest on the collateral in the Loan Account at an effective annual rate of 3.0%. Please see the Endorsement for more information.

CHANGE OF ANNUITANT ENDORSEMENT

This endorsement permits an Owner that is a business or trust to change the Annuitant at any time when the current Annuitant is alive provided that both the current Annuitant and new Annuitant are selected managers or highly compensated employees of the Owner. Generally, there is no charge for this endorsement, however, if the Owner exercises the rights under this endorsement during the first two Contract Years, the Company reserves the right to charge up to $150 to offset the Company's expenses incurred in connection with the endorsement. The Change of Annuitant Endorsement is subject to a number of conditions. Please see the Endorsement for more information.

                          DISTRIBUTION OF THE CONTRACT

The Company has entered into a distribution agreement with its affiliate, CUNA Brokerage Services, Inc. ("CUNA Brokerage"), for the distribution and sale of the Contract. CUNA Brokerage offers the Contract through its sales representatives. CUNA Brokerage may also enter into selling agreements with other brokerdealers ("selling firms") for the sale of the Contract. Sales representatives of selling firms who may or may not be associated persons of CUNA Brokerage. The Company pays commissions to CUNA Brokerage for sales of The Contract by its sales representatives as well as selling firms. The investment adviser and other service providers for, or affiliates of, the Funds may, from time to time make payments for services to CUNA Brokerage.

The maximum concession payable for Contract sales by CUNA Brokerage's sales representatives is 7.25% of purchase payments. The Company and/or one or more of its affiliates may also pay for CUNA Brokerage's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for CUNA Brokerage's management team; advertising expenses; and all other expenses of distributing the Contract. CUNA Brokerage pays its sales representatives a portion of the compensation received for their sales of Contract. Sales representatives and their managers may also be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that the Company and/or one or more of its affiliates may provide. Noncash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. In addition, CUNA Brokerage's sales representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the Contract may help sales representatives and/or their managers qualify for such benefits. CUNA Brokerage's sales representatives and managers may receive other payments from the Company for services that do not directly involve the sale of the Contract, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

The maximum compensation payable for Contract sales by selling firms is [7.25%] of Purchase Payments. Some selling firms and/or their sales representatives may elect to receive less compensation when a purchase payment is made along with an annual/quarterly payment based on Contract value for so long as the Contract remains in effect. Certain selling firms may receive additional amounts for: (1) sales promotions relating to the Contract; (2) costs associated with sales conferences and educational seminars for their sales representatives; and; (3) other sales expenses incurred by them. Bonus payments may be paid to certain selling firms based on aggregate sales of the Company's variable insurance contracts (including the Contract) or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

A portion of the compensation paid to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

Compensation and other incentives or payments described above are not charged directly to Owners or the Variable Account. The Company intends to recoup compensation and other sales expenses through fees and charges deducted under the Contract.

                              FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about specific tax implications should consult a competent tax adviser before making a transaction. This discussion is based upon the Company's understanding of the present federal income tax laws, as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased on a non-qualified basis or purchased and used in connection with plans qualifying for favorable tax treatment. The Qualified Contract is designed for use by individuals whose purchase payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under

Sections 401(a), 403(b), 408, 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or Income Payments, and on the economic benefit to the Owner, the Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on the Company's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACT

Diversification Requirements. Section 817(h) of the Code provides that separate account investment underlying a contract must be "adequately diversified" in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Variable Account, through each Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Subaccounts may be invested. Although the Company does not have direct control over the Funds in which the Variable Account invests, the Company believes that each Fund in which the Variable Account owns shares will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

Owner Control. In certain circumstances, Owners of variable annuity contracts may be considered the Owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity Owner's gross income. The IRS has stated in published rulings that an Owner will be considered the Owner of separate account assets if the Owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the Owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Subaccounts without being treated as Owners of the underlying assets."

The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that Owners were not Owners of separate account assets. For example, the Owner of a Contract has the choice of one or more Subaccounts in which to allocate Net Purchase Payments and Contract Values, and may be able to transfer among Subaccounts more frequently than in such rulings. These differences could result in an Owner being treated as the Owner of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Owner from being considered the Owner of the assets of the Variable Account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Owner dies on or after the Payout Date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the Payout Date, the entire interest in the contract will be distributed within five years after the date of the Owner's death. These requirements will be considered satisfied as to any portion of the Owner's interest which is payable to or for the benefit of a "designated Beneficiary" and which is distributed over the life of such Annuitant or over a period not extending beyond the life expectancy of that Annuitant, provided that such distributions begin within one year of that Owner's death. The Owner's "designated Beneficiary" is the person designated by such Owner as an Annuitant and to whom ownership of the contract passes by reason of death and must be a natural person. However, if the Owner's "designated Beneficiary" is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

TAXATION OF ANNUITIES

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

In General. Section 72 of the Code governs taxation of annuities in general. The Company believes that an Owner who is a natural person is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Value (e.g., partial withdrawals and surrenders) or as Income Payments under the payment option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

Any annuity Owner who is not a natural person generally must include in income any increase in the excess of the Contract Value over the "investment in the contract" during the taxable year. There are some exceptions to this rule, and a prospective Owner that is not a natural person may wish to discuss these with a competent tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Partial Withdrawals and Surrenders. In the case of a partial withdrawal from a Qualified Contract, under Section 72(e) of the Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of the individual under a Contract which were not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

In the case of a partial withdrawal (including systematic withdrawals) from a Non-Qualified

Contract, under Section 72(e), any amounts received are generally first treated as taxable income to the extent that the Contract Value immediately before the partial withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable. The Contract Value immediately before a partial withdrawal may have to be increased by any positive market value adjustment which results from such a withdrawal. There is, however, no definitive guidance on the proper tax treatment of market value adjustments, and the Owner should contact a competent tax adviser with respect to the potential tax consequences of a market value adjustment.

In the case of a full surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. Special rules and procedures apply to Section 1035 transactions. Prospective Owners wishing to take advantage of Section 1035 should consult their tax adviser.

Income Payments. Tax consequences may vary depending on the payment option elected under an annuity contract. Generally, under Code Section 72(b), (prior to recovery of the investment in the Contract) taxable income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. For variable Income Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed Income Payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Income Payments for the term of the payments; however, the remainder of each Income Payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each Income Payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the Annuitant's final tax return.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of the Owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract or (ii) if distributed under a payment option, they are taxed in the same way as Income Payments.

Penalty Tax on Certain Withdrawals. In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty on distributions:

      (1)   made on or after the taxpayer reaches age 59 1/2;

      (2) made on or after the death of the holder (or if the holder is not an individual, the death of the primary Annuitant);

      (3)   attributable to the taxpayer's becoming disabled;

      (4) as part of a series of substantially equal periodic payments not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and the designated Beneficiary;

      (5) made under certain annuities issued in connection with structured settlement agreements; and

      (6) made under an annuity contract that is purchased with a single purchase payment when the Payout Date is no later than a year from purchase of the annuity and substantially equal periodic payments are made not less frequently than annually during the Income Payment period.

Other tax penalties may apply to certain distributions under a Qualified
Contract.

Possible Changes in Taxation. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

The Company has the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that Owners currently receive.

 SEPARATE ACCOUNT CHARGES

It is possible that the Internal Revenue Service may take a position that rider charges are deemed to be taxable distributions to you. Although the Company does not believe that a rider charge under the Contract should be treated as a taxable withdrawal, you should consult your tax advisor prior to selecting any rider or endorsement under the Contract.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CONTRACT

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Payout Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such actions should contact a competent tax adviser with respect to the potential tax effects.

WITHHOLDING

Distributions from Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect to not have tax withheld from distributions.


"Taxable eligible rollover distributions" from section 401(a) plans, section 403(b) tax-sheltered annuities, and Section 457(f) governmental plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan to an employee (or employee's spouse or former spouse or beneficiary or alternate payee), except certain distributions such as distributions required by the Code, hardship distributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan, IRA, 403(b) tax-sheltered annuity, or to a governmental Section 457(f) plan that agrees to separately account for rollover contributions.

MULTIPLE CONTRACTS

All non-qualified deferred annuity Contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includable in gross income under Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity Contracts purchased by the same Owner. Accordingly, an Owner should consult a competent tax adviser before purchasing more than one annuity Contract.

TAXATION OF QUALIFIED PLANS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Owners, the Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but the Company shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's Contract administration procedures. Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract. The Company will amend the Contract as necessary to conform it to the requirements of such plans.

For qualified plans under Section 401(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent Owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time prior to the Owner's death.

Corporate Pension and Profit Sharing Plans and H.R. 10 Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

The Contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the Contract Value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRA contributions are limited each year to the lesser of a limit specified in the Code or 100% of the compensation includible in the Owner's gross income and may be deductible in whole or in part depending on the individual's income. Distributions from certain other types of qualified plans, however, may be "rolled over" on a tax-deferred basis into an IRA without regard to this limit. Earnings in an IRA are not taxed while held in the IRA. All amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are also subject to a 10% penalty tax. Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Service. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualifications requirements.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA up to the lesser of a limit specified in the Code or 100% of compensation includible in the Owner's gross income for the year. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% federal penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Simplified Employee Pension (SEP) IRAs. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

Tax Sheltered Annuities. Section 403(b) of the Code allows employees of certain
Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These purchase payments may be subject to FICA (Social Security) taxes. Owners of certain Section 403(b) annuities may receive Contract loans. Contract loans that satisfy certain requirements with respect to Loan Amount and repayment are not treated as taxable distributions. If these requirements are not satisfied, or if the Contract terminates while a loan is outstanding, the loan balance will be treated as a taxable distribution and may be subject to penalty tax, and the treatment of the Contract under Section 403(b) may be adversely affected. Owners should seek competent advice before requesting a Contract loan. The Contract includes a death benefit that in some cases may exceed the greater of the

Purchase Payments or the Contract Value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Certain Deferred Compensation Plans. Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. The plans may permit participants to specify the form of investment for their deferred compensation account. Under a nongovernmental plan, all investments, however, are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations.

POSSIBLE CHARGE FOR THE COMPANY'S TAXES

At the present time, the Company makes no charge to the Subaccounts for any Federal, state, or local taxes that the Company incurs which may be attributable to such Subaccounts or the Contracts. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.

Other Tax Consequences

As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change. Federal estate and state and local estate, inheritance and of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

                               LEGAL PROCEEDINGS

The Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account, the Company, or the principal underwriter of the Contract.

                              FINANCIAL STATEMENTS

The Company's financial statements are contained in the Statement of Additional Information ("SAI"). Because the Subaccounts which are available under the Contract did not begin operation before the date of this prospectus, we did not include financial information for the Subaccounts in this Prospectus or in the SAI. The Company's financial statements should be distinguished from the Variable Account's financial statements and you should consider the Company's financial statements only as bearing upon its ability to meet its obligations under the Policies. For a free copy of the Company's financial statements and/or the SAI, please the Company at the Home Office.

                       APPENDIX A - FINANCIAL HIGHLIGHTS

Because the Subaccounts which are available under the Contract did not begin operation before the date of this prospectus, we did not include financial information for the Subaccounts in this Prospectus or in the SAI.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS


        The Contract
        Incontestability
        Misstatement of Age or Gender
        Participation
        Section 403(b) Contract Loans
        Loan Amounts
        Loan Processing
        Loan Interest
PRINCIPAL UNDERWRITER


VARIABLE INCOME PAYMENTS

        Assumed Investment Rate
        Amount of Variable Income Payments
        Income Unit Value
OTHER INFORMATION

EXPERTS

FINANCIAL STATEMENTS

You may obtain a copy of the Statement of Additional Information free of charge by writing to or calling the Company at the Home
Office.

                          MEMBERS VARIABLE ANNUITY III

                       STATEMENT OF ADDITIONAL INFORMATION

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                                2000 Heritage Way
                               Waverly, Iowa 50677
                                 (800) 798-5500

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT

         Individual Flexible Premium Deferred Variable Annuity Contract

This Statement of Additional Information ("SAI") contains additional information to that already provided in the Prospectus for the individual flexible premium deferred variable annuity contract (the "Contract") offered by CUNA Mutual Life Insurance Company (the "Company").

This SAI is not a Prospectus, and it should be read only in conjunction with the Prospectus for the following


      MEMBERS Variable Annuity III Contract, dated October 1, 2004.


The Prospectus for the Contract is dated the same as this SAI. You may obtain a copy of the Prospectuses by writing or calling us at our address or phone number shown above.


                                October 1, 2004

                                TABLE OF CONTENTS


ADDITIONAL CONTRACT PROVISIONS..................................................   1
     The Contract...............................................................   1
     Incontestability...........................................................   1
     Misstatement of Age or Gender..............................................   1
     Participation..............................................................   1
     Section 403(b) Contract Loans..............................................   1
     Loan Amounts...............................................................   1
     Loan Processing............................................................   1
     Loan Interest..............................................................   1
PRINCIPAL UNDERWRITER...........................................................   2
VARIABLE INCOME PAYMENTS........................................................   2
     Assumed Investment Rate....................................................   2
     Amount of Variable Income Payments.........................................   2
     Income Unit Value..........................................................   3
OTHER INFORMATION...............................................................   3
EXPERTS.........................................................................   3
FINANCIAL STATEMENTS............................................................   3

ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

The application, endorsements and all other attached papers are part of the Contract. The statements made in the application are representations and not warranties. The Company will not use any statement in defense of a claim or to void the Contract unless it is contained in the application.

INCONTESTABILITY

The Company will not contest the Contract.

MISSTATEMENT OF AGE OR GENDER

If the age or gender (if applicable) of the Annuitant has been misstated, the amount which will be paid is that which the proceeds would have purchased at the correct age and gender (if applicable).

PARTICIPATION

The Contract may participate in the Company's divisible surpluses but no dividends are expected to be paid. Any dividends paid after the Annuity Date would be paid with each income payment.


SECTION 403(b) CONTRACT LOANS


LOAN AMOUNTS

Generally, Owners may borrow up to 100% of the Surrender Value of their Contract unless a lower minimum is required by law. Loans in excess of the maximum amount permitted under the Code may be treated as a taxable distribution rather than a loan and could cause disqualification of a Section 403(b) contract. The Owner is responsible for ensuring that the loan is taken and repaid in compliance with the applicable requirements of the Code. The Company will only make Contract loans after approving a written request by the Owner. The written consent of all irrevocable beneficiaries must be obtained before a loan will be given.

LOAN PROCESSING

When a loan is made, the Company transfers an amount equal to the amount borrowed from the Variable Contract Value or Fixed Contract Value to the Loan Account. The Loan Account is part of the Company's General Account and Contract Value in the Loan Account does not participate in the investment experience of any Subaccount or Fixed Account Option. The Owner must indicate in the loan application from which Subaccount or Fixed Account Option, and in what amounts, Contract Value is to be transferred to the Loan Account. Loans may be repaid by the Owner at any time before the Payout Date. Upon the repayment of any portion of a loan, an amount equal to the repayment will be transferred from the Loan Account to the Subaccount(s) or Fixed Period(s) as requested by the Owner. Any transfer to a Fixed Period must be at least $1,000. A request to transfer less will be transferred to the Money Market Subaccount. Loan repayments are not allowed to the DCA One Year Fixed Period. Amounts transferred from the Fixed Amount to the Loan Account may be subject to a market value adjustment.

LOAN INTEREST

The Company charges 6.5% interest on Contract loans. The Company pays interest on the Contract Value in the Loan Account at rates it determines from time to time, but never less than 3.0%. Consequently, the net cost of a loan is the difference between 6.5% and the rate being paid on the Contract Value in the Loan Account. Interest on Contract loans accrues on a daily basis from the date of the loan and is due and payable at the end of each Contract Year. If the Owner does not pay the interest due at that time, an amount equal to such interest less interest earned on the Contract Value in the Loan Account is transferred from his or her Variable Contract Value or Fixed Account (as described above for the loan itself) to the Loan Account. This transfer increases the Loan Amount.

Specific loan terms are disclosed at the time of loan application or issuance.

Any Loan Amount outstanding upon surrender or the death of the Owner or Annuitant is deducted from the Surrender Value or any death benefit paid.

PRINCIPAL UNDERWRITER

The Contract is offered to the public on a continuous basis. The Company anticipates continuing to offer the Contract, but reserves the right to discontinue the offering.

CUNA Brokerage Services, Inc., ("CUNA Brokerage"), the Company, serves as principal underwriter for the Contract. CUNA Brokerage is a Iowa corporation and its home office is located at 2000 Heritage Way, Waverly, Iowa 50677. CUNA Brokerage is an indirect, wholly owned subsidiary of the Company, and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of NASD, Inc. CUNA Brokerage offers the Contract through its sales representatives. CUNA Brokerage also may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Sales representatives are appointed as the Company's insurance agents.

CUNA Brokerage passes through commissions it receives to selling firms for their sales and does not retain any portion of it in return for its services as distributor for the Contract. However, under the distribution agreement with CUNA Brokerage, the Company may pay the following sales expenses: sales representative training allowances; deferred compensation and insurance benefits of registered persons; advertising expenses; and all other expenses of distributing the Contract. The Company also pays for CUNA Brokerage's operating and other expenses.

The Company may pay certain selling firms additional amounts for: (1) sales promotions relating to the Contract; (2) costs associated with sales conferences and educational seminars for their sales representatives; and (3) other sales expenses incurred by them. The Company and/or CUNA Brokerage may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

VARIABLE INCOME PAYMENTS

ASSUMED INVESTMENT RATE

The discussion concerning the amount of variable income payments which follows this section is based on an assumed investment rate of 3.5% per year. The assumed investment rate is used merely in order to determine the first monthly payment per thousand dollars of applied value. THIS RATE DOES NOT BEAR ANY RELATIONSHIP TO THE ACTUAL NET INVESTMENT EXPERIENCE OF THE VARIABLE ACCOUNT OR OF ANY SUBACCOUNT.

AMOUNT OF VARIABLE INCOME PAYMENTS

The amount of the first variable income payment to a Payee will depend on the amount (i.e., the adjusted Contract Value, the Surrender Value, the death benefit) applied to effect the variable income payment as of the Payout Date, the Income Payout Option selected, and the age and gender (if, applicable) of the Annuitant. The Contracts contain tables indicating the dollar amount of the first income payment under each Income Payout Option for each $1,000 applied at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an assumed investment rate of 3.5% per year.

The portion of the first monthly variable income payment derived from a Subaccount is divided by the Income Unit value for that Subaccount (calculated as of the date of the first monthly payment). The number of such units will remain fixed during the annuity period, assuming the Payee makes no exchanges of Income Units for Income Units of another Subaccount.

In any subsequent month, for any Contract, the dollar amount of the variable income payment derived from each Subaccount is determined by multiplying the number of Income Units of that Subaccount attributable to that Contract by the value of such Income Unit at the end of the Valuation Period immediately preceding the date of such payment.

The Income Unit value will increase or decrease from one payment to the next in proportion to the net investment return of the Subaccount or Subaccounts supporting the variable income payments, less an adjustment to neutralize the 3.5% assumed investment rate referred to above. Therefore, the dollar amount of income payments after the first will vary with the amount by which the net investment return of the appropriate Subaccounts is greater or less than 3.5% per year. For example, for a Contract using only one Subaccount to generate variable income payments, if that Subaccount has a cumulative net investment return of 5% over a one year period, the first income payment in the next year will be approximately 1-1/2% greater than the payment on the same date in the preceding year. If such net investment return is 1% over a one year period, the first income payment in the next year will be approximately 2-1/2 percentage points less than the payment on the same date in the preceding year. (See also "Variable Income Payments" in the Prospectus.)

INCOME UNIT VALUE

The value of an Income Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Variable Contract Value" in the Prospectus.) The Income Unit value for each Subaccount's first Valuation Period was set at $100. The Income Unit value for a Subaccount is calculated for each subsequent Valuation Period by dividing (1) by (2), then multiplying this quotient by (3) and then multiplying the result by (4), where:

      (1)   is the Accumulation Unit value for the current Valuation Period;

      (2) is the Accumulation Unit value for the immediately preceding Valuation Period;

      (3) is the Income Unit value for the immediately preceding Valuation Period; and

      (4) is a special factor designed to compensate for the assumed investment rate of 3.5% built into the table used to compute the first variable income payment.

The following illustrations show, by use of hypothetical examples, the method of determining the Income Unit value and the amount of several variable income payments based on one Subaccount.

           ILLUSTRATION OF CALCULATION OF INCOME UNIT VALUE
           ------------------------------------------------
1. Accumulation Unit value for current Valuation Period                         12.56
2. Accumulation Unit value for immediately preceding Valuation Period           12.55
3. Income Unit value for immediately  preceding Valuation Period               103.41
4. Factor to compensate for the assumed investment rate of 3.5%                  0.99990575
5. Income Unit value of current  Valuation Period ((1)/(2)) x (3) x (4)        103.48

               ILLUSTRATION OF VARIABLE INCOME PAYMENTS
               ----------------------------------------
1.  Number of Accumulation Units at Annuity Date                               1,000.00
2.  Accumulation Unit value                                                  $    18.00
3.  Adjusted Contract Value (1) x (2)                                        $18,000.00
4.  First monthly income payment per $1,000 of adjusted Contract Value       $     5.63
5.  First monthly income payment (3) x (4) / 1,000                           $   101.34
6.  Income Unit value                                                        $    98.00
7.  Number of Income Units (5) / (6)                                               1.034
8.  Assume Income Unit value for second month equal to                       $    99.70
9.  Second monthly income payment (7) x (8)                                  $   103.09
10. Assume Income Unit value for third month equal to                        $    95.30
11. Third monthly income payment (7) x (10)                                  $    98.54

OTHER INFORMATION

A registration statement ("Registration Statement") has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this SAI. Not all the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this SAI. Statements contained in this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

EXPERTS


The consolidated balance sheets of the Company as of December 31, 2003 and 2002 and the consolidated statements of income, comprehensive income, changes in policyholders' surplus and cash flows for each of the three years in the period ended December 31, 2003, included herein in the Registration Statement have been included in reliance upon the reports of PricewaterhouseCoopers LLP, Milwaukee, Wisconsin, independent accountants, and upon the authority of such firm as experts in accounting and auditing.


FINANCIAL STATEMENTS


The financial statements for the Company as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, are contained in this Statement of Additional Information ("SAI"). Because the Subaccounts which are available under the Contract did not begin operation before the date of the prospectus, we did not include financial statements for the Subaccounts of the Variable Account in the prospectus or the SAI. The Company's financial statements should be distinguished from the Variable Account's financial statements and you should consider the Company's financial statements only as bearing upon its ability to meet its obligations under the Policies.

CUNA MUTUAL LIFE INSURANCE
COMPANY AND SUBSIDIARIES
REPORT ON AUDITS OF CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
CUNA Mutual Life Insurance Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in policyholders' surplus and cash flows present fairly, in all material respects, the financial position of CUNA Mutual Life Insurance Company and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
April 8, 2004

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2003 and 2002
(000s omitted)

                                                                                  2003              2002
                                                                                  ----              ----
                     ASSETS
Debt securities available for sale at fair value                              $   2,682,834     $  2,231,030
Equity securities available for sale at fair value                                  125,124           78,770
Investment in unconsolidated affiliate                                               15,171           12,342
Mortgage loans                                                                      242,029          275,971
Real estate                                                                          41,336           42,961
Policy loans                                                                         97,269          100,022
Short-term investments                                                              228,114          186,058
Other invested assets                                                                19,875           17,974
Cash and cash equivalents                                                            73,061           62,286
                                                                              -------------     ------------
Total cash and investments                                                        3,524,813        3,007,414
Accrued investment income                                                            36,759           30,874
Reinsurance recoverable                                                             700,910          561,844
Deferred policy acquisition costs                                                   234,429          215,994
Income taxes receivable                                                                   -            1,442
Office properties, equipment and computer software                                   13,941           17,141
Separate account assets                                                           3,472,382        2,765,637
Other assets and receivables                                                         19,916           27,505
                                                                              -------------     ------------
Total assets                                                                  $   8,003,150     $  6,627,851
                                                                              =============     ============
     LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health                                          $     764,828     $    670,094
Policyholder account balances                                                     2,943,568        2,423,734
Unearned premiums                                                                    29,630           30,455
Dividends payable to policyholders                                                   14,362           13,612
Income taxes payable                                                                  2,135                -
Deferred tax liability                                                               27,586           25,270
Accrued postretirement benefit liability                                             28,386           26,609
Accrued pension liability                                                             4,662           11,084
Separate account liabilities                                                      3,472,382        2,765,637
Notes payable                                                                        15,977            1,226
Accounts payable and other liabilities                                              276,665          271,254
                                                                              -------------     ------------
Total liabilities                                                                 7,580,181        6,238,975
                                                                              -------------     ------------
Accumulated other comprehensive income                                               59,068           47,413
Retained earnings                                                                   363,901          341,463
                                                                              -------------     ------------
Total policyholders' surplus                                                        422,969          388,876
                                                                              -------------     ------------
Total liabilities and policyholders' surplus                                  $   8,003,150     $  6,627,851
                                                                              =============     ============

See accompanying notes to consolidated financial statements.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
Years Ended December 31, 2003, 2002 and 2001
(000s omitted)

                                                                     2003                 2002                 2001
                                                                     ----                 ----                 ----
Revenues:
 Life and health premiums                                         $  159,857           $  139,381           $  126,529
 Net investment income                                               156,816              145,337              148,490
 Net realized investment gains (losses)                               15,577              (29,545)               9,553
 Contract charges                                                     71,791               73,926               86,205
 Other income                                                          9,728                8,292                7,668
                                                                  ----------           ----------           ----------
Total revenues                                                       413,769              337,391              378,445
                                                                  ----------           ----------           ----------
Benefits and expenses:
 Life and health insurance claims and benefits                       139,578              113,424              120,719
 Interest credited to policyholder account
  balances                                                            84,621               79,026               68,792
 Policyholder dividends                                               28,009               26,820               26,223
 Operating and other expenses                                        131,458              143,991              131,571
                                                                  ----------           ----------           ----------
Total benefits and expenses                                          383,666              363,261              347,305
                                                                  ----------           ----------           ----------
Income (loss) before income taxes and equity in
 net income of unconsolidated affiliate                               30,103              (25,870)              31,140
Income tax expense (benefit)                                           9,446              (20,454)               7,522
                                                                  ----------           ----------           ----------
Income (loss) before equity in net income of
 unconsolidated affiliate                                             20,657               (5,416)              23,618
Equity in net income of unconsolidated affiliate,
 net of tax                                                            1,781                  822                1,476
                                                                  ----------           ----------           ----------
Net income (loss)                                                 $   22,438            $  (4,594)           $  25,094
                                                                  ==========           ==========           ==========

See accompanying notes to consolidated financial statements.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2003, 2002 and 2001
(000s omitted)

                                                                     2003                 2002                 2001
                                                                     ----                 ----                 ----
Net income (loss)                                                 $   22,438           $   (4,594)          $   25,094
Other comprehensive income (loss), net of tax:
 Unrealized gains (losses) on investment
  securities:
  Unrealized holding gains arising during period                      28,840               22,645               10,452
  Applicable income tax expense on above                             (10,094)              (7,926)              (3,658)
  Reclassification adjustment for (gains) losses
   included in net income                                            (10,909)              28,794              (13,622)
  Applicable income tax expense (benefit) on
   above                                                               3,818              (10,078)               4,768
                                                                  ----------           ----------           ----------
Other comprehensive income (loss)                                     11,655               33,435               (2,060)
                                                                  ----------           ----------           ----------
Comprehensive income                                              $   34,093           $   28,841           $   23,034
                                                                  ==========           ==========           ==========

See accompanying notes to consolidated financial statements.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus
Years Ended December 31, 2003, 2002 and 2001
(000s omitted)

                                                                      2003                 2002                 2001
                                                                      ----                 ----                 ----
Retained earnings:
  Balance at beginning of year                                     $  341,463           $  346,057           $  320,963
  Net income (loss)                                                    22,438               (4,594)              25,094
                                                                   ----------           ----------           ----------
  Balance at end of year                                              363,901              341,463              346,057
                                                                   ----------           ----------           ----------
Accumulated other comprehensive income:
  Unrealized investment gains:
   Balance at beginning of year                                        47,413               13,978               16,038
   Unrealized gain (loss) on investment
   securities, net of tax                                              11,655               33,435               (2,060)
                                                                   ----------           ----------           ----------
   Balance at end of year                                              59,068               47,413               13,978
                                                                   ----------           ----------           ----------
Total policyholders' surplus                                       $  422,969           $  388,876           $  360,035
                                                                   ==========           ==========           ==========

See accompanying notes to consolidated financial statements.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flow
Years Ended December 31, 2003, 2002 and 2001
(000s omitted)

                                                                 2003                 2002                 2001
                                                                 ----                 ----                 ----
Cash flows from operating activities:
 Net income (loss)                                            $   22,438           $   (4,594)          $   25,094
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
   Amortization of deferred policy acquisition
    costs                                                         32,505               35,669               38,710
   Policy acquisition costs deferred                             (48,058)             (46,369)             (38,637)
   Depreciation of fixed assets                                    6,326                5,818                6,683
   Deferred income tax expense                                    (4,742)               3,045                2,076
   Net realized investment (gains) losses                        (15,577)              29,545               (9,553)
   Policyholder assessments on investment-
    type contracts                                               (22,260)             (21,815)             (21,407)
   Interest credited to policyholder account
    balances                                                      84,621               79,026               68,792
   Amortization of bond premium and discount                       8,823                1,284               (2,751)
   Other investment income                                         3,066                  484                    -
   Equity in net income of unconsolidated
    affiliate                                                     (1,781)                (822)              (1,476)
  Changes in other assets and liabilities:
   Accrued investment income                                      (5,885)              (4,695)                (642)
   Other assets and receivables                                      164              (10,558)               2,546
   Insurance reserves                                             94,734               22,850               31,134
   Unearned premiums                                                (815)              (1,437)             (13,046)
   Accrued income taxes                                            3,577              (21,125)                (868)
   Other liabilities                                             (29,373)             145,130                1,928
                                                              ----------           ----------           ----------
   Net cash provided by operating activities                  $  127,763           $  211,436           $   88,583
                                                              ==========           ==========           ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flow, continued
Years Ended December 31, 2003, 2002 and 2001
(000s omitted)

                                                       2003             2002               2001
                                                       ----             ----               ----
Cash flows from investing activities:
 Purchase of investments:
  Debt securities                                  $ (1,792,068)   $   (1,350,286)     $   (985,419)
  Equity securities                                     (36,136)          (24,622)          (39,828)
  Mortgage loans                                              -                 -              (600)
  Real estate                                            (1,176)           (1,228)           (2,903)
  Short-term investments                                (13,502)         (131,232)          (37,979)
 Proceeds on sale or maturity of investments:
  Debt securities                                     1,351,244           955,610           658,073
  Equity securities                                      11,940            26,119            62,562
  Mortgage loans                                         35,042            30,931            32,970
  Real estate                                                 -                 -             7,352
  Short-term investments                                  7,673            37,893            15,017
 Purchases of office properties, equipment and
  computer software                                        (541)           (5,672)           (6,959)
 Change in policy loans                                   2,753             1,253             1,779
 Other, net                                             (22,801)          (12,299)            3,956
                                                   ------------    --------------      ------------
Net cash used in investing activities                  (457,572)         (473,533)         (291,979)
                                                   ------------    --------------      ------------
Cash flows from financing activities:
 Deposits to policyholder account balances              765,847           564,364           315,523
 Withdrawals from policyholder account
  balances                                             (440,014)         (284,408)         (127,348)
 Net change in separate account assets and
  liabilities                                                 -                 -            10,234
 Change in notes payable                                 14,751                 -                 -
                                                   ------------    --------------      ------------
Net cash provided by financing
 activities                                             340,584           279,956           198,409
                                                   ------------    --------------      ------------
Change in cash and cash equivalents                      10,775            17,859            (4,987)
Cash and cash equivalents at beginning of year           62,286            44,427            49,414
                                                   ------------    --------------      ------------
Cash and cash equivalents at end of year           $     73,061    $       62,286      $     44,427
                                                   ============    ==============      ============
Supplemental disclosures of cash information:
 Cash (refunded) paid during the year for
  income taxes, net of refunds                     $     10,612    $       (2,374)     $      6,266
                                                   ============    ==============      ============

See accompanying notes to consolidated financial statements.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2003

(1)   NATURE OF BUSINESS

      CUNA Mutual Life Insurance Company (CMLIC or the Company), a mutual life insurance company domiciled in Iowa, offers a full range of ordinary life and health insurance and annuity products through face-to-face and direct response distribution systems. Most of its new business is generated from sales to credit union members. The Company owns 50% of MEMBERS Capital Advisors, Inc., a registered investment advisor and 100% of CMIA of Wisconsin, Inc., an insurance agency and holding company. CMIA of Wisconsin, Inc. owns 100% of League Insurance Agency.

      The Company is authorized to sell insurance in the District of Columbia and all states except New York. No single jurisdiction has a significant concentration of business.

(2)   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            BASIS OF PRESENTATION

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of CMLIC and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts in the 2002 consolidated financial statements have been reclassified to conform with the 2003 presentation.

      The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Investment valuations, deferred policy acquisition costs and insurance reserves are most affected by the use of estimates and assumptions.

            INVESTMENTS OTHER THAN UNCONSOLIDATED AFFILIATES

      Debt securities, including bonds and redeemable preferred stocks, are classified as available for sale and are carried at fair value. Prepayment assumptions for loan-backed bonds and structured securities were obtained from industry survey values or internal estimates. These assumptions are consistent with the current interest rate environment. The retrospective adjustment method is used to value all such securities.

      Equity securities, including common stocks and nonredeemable preferred stocks, are classified as available for sale and are reported at fair value.

      Unrealized gains and losses on investment securities, net of deferred federal income taxes, are included in accumulated other comprehensive income (loss) as a separate component of policyholders' surplus.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      Mortgage loans are carried at their aggregate unpaid principal balance, net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided when a mortgage loan becomes impaired, which occurs when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to contractual terms. Impairments are recorded in realized investment losses and are based upon the difference between the recorded investment in the loan and the estimated fair value of the collateral.

      Real estate is carried at cost net of accumulated depreciation ($27.9 million and $25.1 million at December 31, 2003 and 2002, respectively). The cost of real estate is adjusted for impairment whenever events or circumstances indicate the carrying value of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in net realized investment losses.

      Policy loans are reported at their unpaid principal balance.

      Short-term investments are reported at amortized cost, which approximates fair value.

      Investment income is recognized as earned. Investment income reflects amortization of premiums and accrual of discounts on an effective-yield basis. Realized gains and losses on the sale of investments are reported in income based upon the specific identification method. Charges for other than temporary declines in the value of investments are recognized in net realized investment gains (losses) and the costs of the investments are reduced to their estimated fair values.

            INVESTMENT IN UNCONSOLIDATED AFFILIATE

      Investment in unconsolidated affiliate represents CMLIC's 50% ownership of MEMBERS Capital Advisors, Inc., and is accounted for using the equity method.

            OFFICE PROPERTIES, EQUIPMENT AND COMPUTER SOFTWARE

      Office properties, equipment, and computer software are carried at cost net of accumulated depreciation. Depreciation is determined on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation on office properties, equipment, and computer software at December 31, 2003 and 2002 is $38.3 million and $35.0 million, respectively.

            SEPARATE ACCOUNTS

      The Company issues variable annuities, variable life insurance policies, and certain other insurance contracts, the assets and liabilities of which are legally segregated. They are reflected in the accompanying consolidated balance sheet as assets and liabilities of separate accounts. Separate account assets are carried at fair value. Separate account liabilities primarily represent the contractholders' claims to the related assets and are carried at the fair value of the assets.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      Separate account contract fee income for investment management and policy administration is reflected by the Company in the accompanying consolidated statements of income. Investment income and realized and unrealized capital gains and losses of the separate account assets, except for the portion related to the Company's ownership of the separate accounts, accrue directly to the contractholders and therefore, are not included in the Company's consolidated statements of income. Appreciation or depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in policyholders' surplus.

      Substantially all of the separate account assets are invested in unit investment trusts that are registered with the Securities and Exchange Commission.

            INSURANCE RESERVES

      For traditional participating products, reserves are computed using the net level premium method. Mortality and interest rates used are those guaranteed in calculating the cash surrender values. Mortality rates are based on statutory valuation tables and interest rates vary from 2.5% to 5.5%. No provision is made for adverse deviation.

      For other term life and whole life products, reserves are computed using the net level premium method based on estimated future investment yield, mortality, morbidity, withdrawals, and expenses. Mortality, morbidity and withdrawal assumptions reflect the Company's historical experience and industry standards. Interest rate assumptions range from 8.0% to 5.5%. Provisions for adverse deviation have been reflected in the interest assumption and also in the mortality/morbidity assumption when deemed necessary.

      For immediate annuities or similar contracts with life contingencies, the reserve is calculated as the present value of future benefits. The mortality rates used are based on statutory valuation tables and the interest rates used range from 4.0% to 9.5%.

            REVENUE, BENEFIT, AND EXPENSE RECOGNITION

      Term life and whole life insurance premiums are recognized as premium income when due. Revenue is recognized at the time of issue on immediate annuity and supplemental contracts that subject the Company to longevity risk (risk that the Company will have to make payments contingent upon the continued survival of an insured or insureds). Related policy benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts.

      Amounts collected on policies not subject to significant mortality or longevity risk, principally group annuity and deferred annuity contracts (investment contracts), are recorded as increases in policyholder account balances. Revenue for investment contracts consists of net investment income as well as policy fees such as expense and surrender charges, which are recorded as contract charges in the accompanying consolidated financial statements. Expenses consist of interest credited to contracts, benefits incurred in the period in excess of related policyholder account balances and policy maintenance costs.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      Universal life-type policies are insurance contracts with terms that are not fixed or guaranteed. Amounts received as payments for such contracts are credited to policyholder account balances. Revenues from universal life-type policies, which are recorded as contract charges in the accompanying consolidated financial statements, consist of fees assessed against policyholder account balances for surrender charges, cost of insurance, and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts and benefits incurred in the period in excess of related policyholder account balances.

      Profits from investment contract and universal life-type policies are recognized in relation to the expected gross profit stream of the product (fees, charges, and investment income reduced by related expenses).

            DEFERRED POLICY ACQUISITION COSTS

      The costs of acquiring new business that vary with, and are primarily related to, the production of new business have been deferred to the extent that such costs are deemed recoverable from future profits. Such costs principally include commissions and similar selling expenses, premium taxes, sales costs, and certain policy issuance and underwriting costs. For investment contracts and universal life-type products, these deferred acquisition costs are amortized principally over the expected contract life in relation to the present value of estimated gross profits from mortality, investment, and expense margins. Deferred acquisition costs on participating insurance contracts are amortized over the life of the book of participating contracts at a constant rate based on the present value of the estimated gross margin expected to be realized. For other term life and whole life insurance products, deferred acquisition costs are amortized in relation to expected premiums. For universal life-type, investment and participating insurance contracts, the deferred policy acquisition cost asset is adjusted for the impact on estimated gross profits or gross margins of net unrealized gains and losses on securities.

            POLICYHOLDER ACCOUNT BALANCES

      The Company recognizes a liability at the stated account value for policyholder deposits that are not subject to significant policyholder mortality or longevity risk and for universal life-type policies. The account value equals the sum of the original deposit and accumulated interest, less any withdrawals and expense charges.

      Policyholder account balances reflect net amounts received plus interest credited during the contract accumulation period. Average credited rates ranged from 3.16% to 5.72% in 2003 and 3.50% to 5.78% in 2002. Future
      minimum guaranteed interest rates during the life of the contracts vary from 2.0% to 4.5%.

            INCOME TAXES

      The provision for income taxes includes amounts currently payable and deferred income taxes, which result from differences between financial reporting and tax bases of assets and liabilities. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they are enacted.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

            BENEFIT PLANS

      The Company recognizes pension costs for its defined benefit pension plans on an accrual basis. The cost of postretirement benefits are recognized on an accrual basis as employees perform services to earn the benefits. Postretirement benefits are generally funded on a pay-as-you-go basis. The cost of benefits provided to former or inactive employees after employment but before retirement are recognized during an employee's service years if they meet certain requirements.

            REINSURANCE

      Reinsurance premiums, claims and benefits, commission expense reimbursements, and reserves related to reinsured business ceded are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits ceded to other companies have been reported net in the statements of income. A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured.

            CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include deposits in financial institutions, U.S. Treasury bills, money market instruments, and commercial paper with original maturities under 90 days, which are not otherwise restricted.

            FOREIGN EXCHANGE

      The Company's financial statements are impacted by changes in foreign currency exchange rates on investment holdings denominated in foreign currency. The foreign exchange impact of investment holdings classified as available for sale are included in accumulated other comprehensive income
      (loss) as a separate component of policyholders' surplus. The foreign exchange impacts on all other investment holdings are reflected as transaction gains and losses in the Company's consolidated statements of income.

            DERIVATIVE FINANCIAL INSTRUMENTS

      The Company uses derivative instruments, such as interest rate swaps and caps, total return swaps, foreign currency futures, bond and stock index futures, and purchased and written options to help maximize risk adjusted investment returns; reduce interest rate risks of long term assets; control exposure to various credit, currency and market risks; and manage exposure to various equity and fixed income market sectors. Derivatives are stated in the consolidated balance sheets at estimated fair value. Changes in fair value are reported in net income.

      CMLIC uses hedge accounting when derivatives are designated, qualify and are highly effective as hedges. Under hedge accounting, changes in fair value of the derivative and the hedged risk are generally recognized together and offset each other when reported in net income.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

            EMERGING ACCOUNTING MATTERS

      In 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46R). FIN 46R provides guidance to identify variable interest entities (VIEs) and requires consolidation by their primary beneficiary. A VIE is defined as an entity in which either
      1) the equity investors, if any, do not have a controlling financial interest, or 2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. An enterprise whose investment in a VIE absorbs the majority of the VIE's expected losses or receives a majority of its expected residual returns is considered a primary beneficiary, although not all VIEs will have a primary beneficiary. FIN 46R is not effective until 2005 for non-public entities and implementation is not expected to have a material impact on the Company's consolidated balance sheet.

      Congress passed the "Medicare Prescription Drug, Improvement and Modernization Act of 2003" which introduces a prescription drug benefit for Medicare recipients. The Act also provides a subsidy for postretirement health benefit plan sponsors that include an actuarially equivalent drug benefit. Specific authoritative guidance on accounting for the federal subsidy is pending. That guidance, when issued, could require the Company to change previously reported information relating to the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements or related notes. FASB Staff Position No. FAS 106-1 permits employers to defer recognition of these changes, generally until authoritative guidance is issued. The Company elects to defer recognition in accordance with the Staff Position.

      The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" (FAS 132) in 2003. FAS 132 does not change accounting for benefit plans but requires new disclosures, mostly adding detail about benefit plan assets and future expected cash flows. It is effective in 2004 for non-public entities.

      In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-01, "Accounting and Reporting by Insurance Enterprises for Certain Traditional Long-Duration Contracts and for Separate Accounts" (SOP 03-01). SOP 03-01 addresses: (i) separate account presentation; (ii) accounting for an insurance company's proportionate interest in separate accounts; (iii) transfers of assets from the general account to a separate account; (iv) valuation of certain insurance liabilities and policy features such as guaranteed minimum death benefits and annuitization benefits; and (v) accounting for sales inducements. It will be effective as of January 1, 2004. The Company is still evaluating certain aspects of SOP 03-01. Currently, management does not anticipate that adoption will have a material impact on the Company's financial position.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(3)   INVESTMENTS

            DEBT SECURITIES

      The amortized cost, gross unrealized gains and losses and estimated fair values of debt securities at December 31, 2003 and 2002 are as follows (000s omitted):

                                                Gross Unrealized
                            Amortized        ----------------------         Estimated
December 31, 2003              Cost           Gains         Losses         Fair Value
--------------------        ----------        -----         ------         ----------
U.S. government and
 agencies                   $  183,140       $  3,077       $  (112)       $  186,105
States and political
 subdivisions                    7,264             17           (91)            7,190
Foreign government
 securities                    239,746         47,615           (43)          287,318
Domestic corporate
 securities                  1,096,108         45,711        (3,339)        1,138,480
Mortgage-backed and
 other structured
 securities                    977,961         22,540        (4,614)          995,887
Foreign corporate
 securities                     65,529          2,583          (258)           67,854
                            ----------       --------       -------        ----------
Total debt securities       $2,569,748       $121,543       $(8,457)       $2,682,834
                            ==========       ========       =======        ==========

                                                  Gross Unrealized
                             Amortized       ---------------------------         Estimated
December 31, 2002              Cost            Gains            Losses          Fair Value
--------------------        ----------         -----            ------          ----------
U.S. government and
 agencies                   $  209,139       $    6,395       $        -        $  215,534
States and political
 subdivisions                      267               11                -               278
Foreign government
 securities                    173,414           27,531             (894)          200,051
Domestic corporate
 securities                    833,037           42,326           (8,002)          867,361
Mortgage-backed and
 other structured
 securities                    866,375           36,019           (5,317)          897,077
Foreign corporate
 securities                     48,489            2,291              (51)           50,729
                            ----------       ----------       ----------        ----------
Total debt securities       $2,130,721       $  114,573       $  (14,264)       $2,231,030
                            ==========       ==========       ==========        ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      The amortized cost and estimated fair values of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most mortgage-backed and other structured securities provide for periodic payments throughout their lives, they are listed below in a separate category.

                                                               Amortized           Estimated
                          (000s omitted)                          Cost             Fair Value
                          --------------                       ---------           ----------
Due in one year or less                                       $    157,378        $   164,872
Due after one year through five years                              812,490            854,317
Due after five years through ten years                             556,020            596,588
Due after ten years                                                 65,899             71,170
Mortgage-backed and other structured securities                    977,961            995,887
                                                              ------------        -----------
Total debt securities                                         $  2,569,748        $ 2,682,834
                                                              ============        ===========

            EQUITY SECURITIES

      The cost, gross unrealized gains and losses and estimated fair value of equity securities at December 31 are as follows (000s omitted):

                                                             Gross           Gross                Estimated
                                                          Unrealized      Unrealized                Fair
                                          Cost               Gains          Losses                  Value
                                          ----            ----------      ----------              ---------
2003                                  $   108,879          $  17,044       $    (799)            $   125,124
2002                                       84,330              3,612          (9,172)                 78,770
                                      ===========          =========       =========             ===========

            MORTGAGE LOANS

      The Company's mortgage portfolio consists mainly of commercial mortgage loans made to customers throughout the United States. All outstanding commercial mortgage loans are secured by completed income-producing properties. At December 31, 2003 the commercial mortgage portfolio had an average remaining life of approximately 4.8 years, with all principal in the total mortgage portfolio due prior to 2020. The Company limits its concentrations of credit risk by diversifying its mortgage loan portfolio so that loans made in any one major metropolitan area are not greater than 15% of the aggregate mortgage loan portfolio balance (at December 31, 2003, the company held 18% in California, which is the highest concentration in one state), and loans of no more than 2% of the aggregate mortgage loan portfolio balance are made to any one borrower.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

            NET INVESTMENT INCOME

      Sources of net investment income for the years ended December 31 are summarized as follows (000s omitted):

                                          2003             2002             2001
                                          ----             ----             ----
Gross investment income:
 Debt securities                        $ 126,633        $ 115,323        $ 110,458
 Equity securities                          1,662            1,678            1,670
 Mortgage loans                            22,881           24,216           27,716
 Real estate                                9,195            8,928            9,692
 Policy loans                               6,658            6,721            6,783
 Derivative financial instruments          (1,844)          (1,273)           2,089
 Short-term investments and other           1,668            1,653            2,717
                                        ---------        ---------        ---------

                                          166,853          157,246          161,125
Investment expenses                       (10,037)         (11,909)         (12,635)
                                        ---------        ---------        ---------

Net investment income                   $ 156,816        $ 145,337        $ 148,490
                                        =========        =========        =========

            NET REALIZED INVESTMENT GAINS (LOSSES)

      Sources of realized gains (losses) for the years ended December 31 are summarized as follows (000s omitted):

                                               2003            2002            2001
                                               ----            ----            ----
Debt securities:
 Gross gains from sales                      $ 30,920        $ 13,461        $ 10,946
 Gross losses from sales                       (9,960)        (20,053)        (11,201)
 Other                                            (38)            594           1,588
 Impairment losses                             (8,928)         (6,518)         (1,576)
Equity securities:
 Gross gains from sales                         4,534           1,536          14,311
 Gross losses from sales                         (384)        (16,303)         (2,145)
 Other                                              -               -             462
 Impairment losses                             (2,956)         (2,922)              -
Mortgage loans                                  1,099               -               -
Real estate                                         -               -             589
Derivative financial instruments                1,094           1,178          (3,421)
Other                                             196            (518)              -
                                             --------        --------        --------
Net realized investment gains (losses)       $ 15,577        $(29,545)       $  9,553
                                             ========        ========        ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      Proceeds from the sale of debt securities were $940.9 million, $607.2 million, and $443.5 million in 2003, 2002 and 2001, respectively. Proceeds from the sale of equity securities were $11.9 million, $25.8 million, and $44.9 million in 2003, 2002 and 2001, respectively.

            NET UNREALIZED INVESTMENT GAINS (LOSSES)

      The components of net unrealized investment gains (losses) included in accumulated other comprehensive income (loss) at December 31 were as follows (000s omitted):

                                         2003             2002            2001
                                         ----             ----            ----
Debt securities                        $ 113,086        $ 89,537        $ 30,027
Equity securities                         16,245          (5,560)         (4,893)
Short-term investments                         -             (15)             18
Deferred policy acquisition cost
 adjustments                             (14,240)        (17,122)         (4,348)
Other                                    (24,249)          6,102           1,213
Deferred income taxes                    (31,774)        (25,529)         (8,039)
                                       ---------        --------        --------
Net unrealized investment gains        $  59,068        $ 47,413        $ 13,978
                                       =========        ========        ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      The amortized cost and associated unrealized investment losses for debt and equity securities for which the fair value had temporarily declined and remained below cost as of December 31, 2003 were as follows (000s omitted):

                                               Unrealized    Unrealized
                                               Loss Period   Loss Period
                                              Under Twelve  Twelve Months
                                                 Months       or Greater      Total
                                              ------------  -------------     -----
Amortized cost of debt securities with
 unrealized investment losses:
 U.S. government and agencies                   $ 10,745       $     -       $ 10,745
 States and political subdivisions                 6,998             -          6,998
 Foreign government securities                     5,050             -          5,050
 Domestic corporate securities                   203,316         4,925        208,241
 Mortgage-backed and other structured
  securities                                     292,078        18,183        310,261
 Foreign corporate securities                      9,578             -          9,578
                                                --------       -------       --------
 Total amortized cost of debt
  securities with unrealized
  investment losses                             $527,765       $23,108       $550,873
                                                ========       =======       ========
Unrealized investment losses on debt
 securities:
 U.S. government and agencies                   $    112       $     -       $    112
 States and political subdivisions                    91             -             91
 Foreign government securities                        43             -             43
 Domestic corporate securities                     3,044           295          3,339
 Mortgage-backed and other structured
  securities                                       3,597         1,017          4,614
 Foreign corporate securities                        258             -            258
                                                --------       -------       --------
 Total unrealized investment losses on
  debt securities                               $  7,145       $ 1,312       $  8,457
                                                ========       =======       ========
Cost of equity securities with unrealized
 investment losses                              $  2,517       $16,037       $ 18,554
Unrealized investment losses on equity
 securities                                          151           648            799
                                                ========       =======       ========

      At December 31, 2003, the Company owned 145 debt securities with a fair value of $542.4 million in an unrealized investment loss position. Of these, 22, with a fair value of $21.8 million have been in an unrealized loss position for twelve or more months. The $1.3 million unrealized loss represents a six percent price impairment. The price impairment on the remaining 123 debt securities is less than two percent. The majority of the debt securities are investment grade. The unrealized losses can be attributed primarily to interest rate and credit quality spread changes

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      since the securities were first acquired and the Company believes they are temporary. In determining whether these unrealized losses are expected to be temporary, the Company considers severity of impairment, duration of impairment, financial position of the issuer, and the intent and ability of the Company to hold the investment until the market price has recovered.

      At December 31, 2003, the Company had eleven stocks with a fair value of $17.8 million in an unrealized loss position. Of these, five, with a fair value of $15.4 million have been in an unrealized position for more than twelve months; the unrealized loss represents a four percent price impairment. The Company believes that the unrealized losses related to these investments are temporary. In fact, four of the five stocks achieved prices in excess of their respective average cost levels during the first two months of 2004. In general, in determining whether these losses are expected to be temporary, the Company considers severity of impairment, duration of impairment, forecasted market price recovery, and the intent and ability of the Company to hold the investment until the market price has recovered.

            SECURITIES LENDING AGREEMENTS

      The Company is party to securities lending agreements to earn fee income. Unrelated parties borrow securities from the Company and must deposit cash or short-term investments as collateral equal to a minimum of 102% of the fair value of the loaned securities. The security custodian monitors the collateral position daily. The Company remains the beneficial owner and the loaned securities are included with debt securities. At December 31, 2003 and 2002, the fair value of securities loaned by the Company totaled $212.3 million and $176.4 million, respectively.

      The amount of collateral received is invested in short-term securities and is included in the consolidated balance sheets as short-term investments with a corresponding liability included in accounts payable and other liabilities. The fair value of collateral held was $216.6 million and $180.4 million at December 31, 2003 and 2002, respectively.

            DERIVATIVE FINANCIAL INSTRUMENTS

      Consistent with its asset allocation strategy, the Company utilizes derivative financial instruments to help maximize risk-adjusted investment returns; to reduce interest rate risks of long-term assets; to control exposure to various credit, currency, and market risks; and to manage exposure to various equity and fixed income market sectors. Derivatives are stated in the consolidated balance sheet at fair value and changes in fair value are recorded as realized investment gains and losses, as are gains and losses at termination.

      Futures contracts are a commitment to purchase or deliver securities or currency in the future at a predetermined price or yield, and are usually settled in cash. When a futures contract is entered, a margin account is established with the broker based on the requirements of the futures exchange. During 2003, the Company utilized equity index futures to help achieve strategic asset allocation targets, but there are no such contracts open at December 31, 2003.

      The Company utilizes short positions in foreign currency futures to manage the foreign currency fair value risk exposure to securities investments denominated in foreign currencies.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      The company classifies the foreign currency futures as fair value hedges of the designated foreign currency risk of Japanese yen, British pound and Euro denominated long-term bonds. The Company measures the effectiveness of the foreign currency fair value hedge based on the changes in fair value attributable to changes in spot prices. The change in the fair value of the foreign currency futures related to the changes in the difference between the spot price and the futures price is therefore excluded from the assessment of hedge effectiveness. Based on this measurement of effectiveness, the foreign currency fair value hedges using short foreign currency futures contracts were no more than four percent ineffective.

      The Company uses interest rate swaps to reduce market risks from changes in interest rates and to properly align the risk characteristics of assets and liabilities. Under interest rate swaps the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally no cash is exchanged at the outset of the contract and no principal payments are made by either party. The interest rate swap contracts are entered into pursuant to master agreements that normally provide for a single net payment to be made by one counterparty at each due date. The Company accrues the net periodic settlement amount of interest rate swap agreements into income.

      The Company uses total return swaps to gain exposure to various market sectors. Under total return swaps the Company agrees with other parties to exchange, at specified intervals, the difference between the total return on an index or basket of securities and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Consistent with its asset allocation strategy, the Company entered into commercial mortgage backed security swaps to gain additional exposure to the investment grade commercial mortgage backed securities market and high yield swaps to gain additional exposure to the high yield bond market.

      Generally, no cash is exchanged at the outset of a total return swap contract and no principal payments are made by either party. Normally, a single net payment is made by one of the counterparties at each due date. The net periodic payment accrued is recorded in income.

      The Company gained exposure to certain fixed-income credits by entering into credit default swap contracts. In return for periodic payments of interest based on LIBOR, the Company agreed to acquire certain fixed income securities in the event of default of that security. There are no credit default swap contracts open at December 31, 2003.

      Options are contracts that grant the purchaser, for a premium payment, the right to receive an amount of money based on a specified formula within a specified period of time. The Company issues market index certificates, equivalent to a written option. In return for the premium received, the Company agrees to pay the participant a percentage of the market price increase of an equity index above an agreed upon strike price at the end of a specified term. The Company mitigates risk from these agreements by purchasing over-the-counter call options with identical terms.

      The Company is exposed to credit losses in the event of nonperformance by the counterparties to its swap and option agreements. The Company monitors the credit standing of the

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      counterparties and anticipates that the counterparties will be able to fully satisfy their obligations under the contracts given their high credit ratings. The futures contracts are traded on a regulated exchange and have little or no counterparty risk.

      The following tables provide a summary of the carrying value, notional amount and current market or fair value of derivative financial instruments held at December 31, 2003 and 2002 (000s omitted):

                                                                  Current Market or
                                Carrying        Notional              Fair Value
    December 31, 2003             Value          Amount          Assets     Liabilities
    -----------------           --------        ---------        ------     -----------
Interest rate and total
 return swaps                    $  (176)       $ 230,000        $2,122       $2,298
Financial futures                 (4,142)         236,555             -        4,142
Purchased option contracts         2,142           25,284         2,142            -
Written option contracts          (2,142)         (25,284)            -        2,142
                                 -------        ---------        ------       ------
Total derivative financial
 instruments                     $(4,318)       $ 466,555        $4,264       $8,582
                                 =======        =========        ======       ======
    December 31, 2002
      (000s omitted)
Interest rate and total
 return swaps                    $(1,811)       $  70,000        $1,159       $2,970
Financial futures                 (4,488)         112,338             -        4,488
Purchased option contracts           771           19,908           771            -
Written option contracts            (771)         (19,908)            -          771
                                 -------        ---------        ------       ------
Total derivative financial
 instruments                     $(6,299)       $ 182,338        $1,930       $8,229
                                 =======        =========        ======       ======

            INVESTMENT IN UNCONSOLIDATED AFFILIATE

      CMLIC owns 50% of MEMBERS Capital Advisors, Inc. (MCA), a registered investment advisor. At December 31, 2003, MCA had assets of $39.1 million and liabilities of $8.8 million. MCA had net income of $5.5 million in 2003, $2.7 million in 2002, and $4.1 million in 2001.

            ASSETS DESIGNATED

      Iowa law requires that assets equal to a life insurer's legal reserve must be on deposit with the Iowa Department of Commerce, Insurance Division. The legal reserve is equal to the net present value of all outstanding policies and contracts involving life contingencies. At December 31, 2003 and 2002, bonds and notes, mortgage loans and policy loans with a

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      carrying value of $2,817.7 million and $2,398.8 million, respectively, were designated for Iowa and various other regulatory authorities as required by law.

            ASSET RESTRICTIONS

      Certain policyholder account balances are legally part of the Company's separate accounts. However, the assets supporting them are reported in the consolidated balance sheets with the general account assets because the company retains the risk of investment gains and losses. Approximately $581.9 million and $356.6 million of debt securities as of December 31, 2003 and 2002, respectively, are available only to satisfy obligations to these contractholders.

(4)   INCOME TAX

      The Company files a consolidated life-nonlife federal income tax return with its wholly-owned subsidiaries. The Company has entered into a tax sharing agreement with its affiliates under Reg. Section 1.1552-1(a)(1) and 1.1502-33(d)(3). The agreement provides that the allocation of tax expense between the Company and its affiliates is to be based on a ratio of each company's federal income tax, as if it were filing a separate return, to the total federal income tax as calculated on the consolidated federal income tax return. Income tax credits are allocated to companies within the consolidated tax group based on the tax benefit that the consolidated tax group receives from each company.

      Income tax expense (benefit) attributable to income from operations for the years ended December 31 is as follows (000s omitted):

                                       2003        2002        2001
                                     --------   ----------   --------
Current tax expense (benefit)        $ 14,188   $  (23,499)  $  5,446
Deferred tax expense (benefit)         (4,742)       3,045      2,076
                                     --------   ----------   --------
Total income tax expense (benefit)   $  9,446   $  (20,454)  $  7,522
                                     ========   ==========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      Income tax expense (benefit) for the years ended December 31 differs from the amount computed by applying the U.S. federal corporate income tax rate of 35% to income before income taxes due to the items listed in the following reconciliation (000s omitted):

                                                   2003        2002       2001
                                                ----------   --------   --------
Tax expense (benefit) computed at federal
 corporate tax rate                             $  10,536    $ (9,054)  $ 10,899
Meals and entertainment                                73         101         94
Tax-exempt interest                                  (117)       (181)      (304)
Dividends-received deduction                         (802)       (681)      (880)
Differential earnings rate tax                          -      (9,000)     1,800
Income tax benefit related to prior years              75      (1,216)    (3,615)
Other, net                                           (319)       (423)      (472)
                                                ----------   --------   --------
Total income tax expense (benefit)              $   9,446    $(20,454)  $  7,522
                                                ==========   ========   ========

      Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows (000s omitted):

                                                   2003        2002
                                                ----------   --------
Deferred tax assets:
  Insurance reserves                            $   35,399   $ 27,520
  Dividends payable to policyholders                 3,577      3,311
  Unearned revenue                                  38,223     38,222
  Pension and other employee benefits               12,199     13,493
  Real estate investments                            4,024      4,024
  Other                                                910        859
                                                ----------   --------
Gross deferred tax assets                           94,332     87,429
                                                ----------   --------
Deferred tax liabilities:
  Deferred policy acquisition costs                 69,096     64,691
  Unrealized gains                                  31,774     25,529
  Investment income                                    500      4,162
  Deferred revenue                                   7,900      7,364
  Fixed assets                                       2,920      3,556
  Other                                              9,728      7,397
                                                ----------   --------
Gross deferred tax liabilities                     121,918    112,699
                                                ----------   --------
Net deferred tax liability                      $  (27,586)  $(25,270)
                                                ==========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      Management believes that all gross deferred tax assets at December 31, 2003 and 2002 are fully realizable and, consequently, no valuation allowance has been established.

(5)   RELATED-PARTY TRANSACTIONS

      The Company and CUNA Mutual Insurance Society (CUNA Mutual), a Wisconsin life and health insurer, entered into an agreement of permanent affiliation (the Agreement) effective in 1990. The terms of the Agreement include provisions for reinsurance of each company's future individual life business; the joint development of business plans and distribution systems for the sale of individual insurance and financial services products within the credit union market; and provision for the sharing of certain resources and facilities. Because of the affiliation, certain expenses of the Company are paid by CUNA Mutual and vice-versa. These expenditures are periodically reimbursed.

      In the normal course of business, various transactions are made between the Company and other related entities. In certain circumstances, expenses are shared between the companies. Expenses incurred that are specifically identifiable with a particular company are borne by that company; other expenses are allocated among the companies on the basis of time and usage studies.

      The Company and CUNA Mutual are parties to agreements with MEMBERS Capital Advisors, Inc. (MCA) for investment advisory services. MCA, 50% of which is owned by the Company and 50% owned by CMIC, manages substantially all of the Company's invested assets in accordance with policies, directives, and guidelines established by the Company. For these services, the Company incurred fees totaling $2.4 million, $2.2 million, and $2.0 million in 2003, 2002 and 2001, respectively. CUNA Mutual and its subsidiaries incurred fees totaling $2.5 million, $3.4 million, and $2.1 million for 2003, 2002 and 2001, respectively.

      The Company invests in mutual funds managed by MCA. The carrying value of these investments was $65.6 million and $52.8 million at December 31, 2003 and 2002, respectively.

      CUNA Brokerage Services, Inc. (CBSI), a subsidiary of CUNA Mutual, is a broker dealer representing the Company in the sale of certain variable annuity, variable universal life and other products which require a broker dealer. Under a cost sharing agreement, CBSI reimburses the Company for various services, office space, equipment and other items incurred on behalf of CBSI; CMLIC received $4.1 million in both 2003 and 2002. CBSI also reimburses the Company for commissions CMLIC pays its representatives for CBSI related business. CMLIC received reimbursements for commissions from CBSI of $40.2 million in 2003 and $41.2 million in 2002.

      Balances due from MCA and CUNA Mutual and its affiliates are reported as other assets and receivables and accounts payable and other liabilities in the accompanying consolidated balance sheets. Amounts due from affiliates were $7.8 million and $11.2 million at December 31, 2003 and 2002, respectively. Amounts due to affiliates were $21.0 million and $48.4 million at December 31, 2003 and 2002, respectively.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(6)   REINSURANCE

      In the ordinary course of business, the Company enters into reinsurance agreements for the purpose of limiting its exposure to loss on any one single insured or to diversify its risk and limit its overall financial exposure. The Company remains contingently liable in the event that a reinsurer is unable to meet the obligations assumed under the reinsurance agreements.

      The effects of reinsurance on premiums and on claims and benefits for the years ended December 31 is as follows (000s omitted):

                                       2003        2002        2001
                                     --------   ----------   --------
Premiums:
  Direct                             $ 77,449   $   64,312   $ 61,190
  Assumed from affiliates              97,384       88,386     77,693
  Ceded to affiliates                  (6,348)      (6,200)    (6,100)
  Ceded to non- affiliates             (8,628)      (7,117)    (6,254)
                                     --------   ----------   --------
Net premiums                         $159,857   $  139,381   $126,529
                                     ========   ==========   ========
Claims and benefits:
  Direct                             $108,705   $   93,080   $ 96,484
  Assumed from affiliates              43,018       34,195     34,214
  Ceded to affiliates                  (6,524)      (6,100)    (5,500)
  Ceded to non- affiliates             (5,621)      (7,751)    (4,479)
                                     --------   ----------   --------
Net claims and benefits              $139,578   $  113,424   $120,719
                                     ========   ==========   ========

      At December 31, 2003 and 2002, reinsurance recoverables on insurance reserves and unearned premiums of $700.9 million and $561.8 million, respectively, were reported as assets of which $683.3 million and $548.4 million were recoverable from CUNA Mutual and one of its subsidiaries.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(7)   DEFERRED POLICY ACQUISITION COSTS

      A summary of policy acquisition costs deferred and amortized is shown in the following table (000s omitted):

                                       2003        2002        2001
                                     --------   ----------   --------
Balance at beginning of year         $215,994   $  218,067   $216,917
Policy acquisition costs deferred      48,058       46,369     38,637
Policy acquisition costs amortized    (32,505)     (35,669)   (38,710)
Effect of net unrealized gains
 (losses) on securities                 2,882      (12,773)     1,223
                                     --------   ----------   --------
Balance at end of year               $234,429   $  215,994   $218,067
                                     ========   ==========   ========

(8)   BENEFIT PLANS

      The Company has a noncontributory defined benefit pension plan covering substantially all regular full-time employees and agents. Retirement benefits are based on compensation and years of service. Certain employees are also eligible for a non-qualified defined benefit plan. The Company's policy is to fund pension costs as required to meet the minimum funding requirements under the Employee Retirement Income Security Act of 1974. Substantially all the benefit plan assets shown in the table below are invested in the Ultra Series Fund, a family of mutual funds which is managed by MCA.

      The Company has postretirement benefit plans which provide certain medical and life insurance benefits to eligible participants and dependents. The cost of postretirement benefits is recognized over the period the employees perform services to earn the benefits.

      The following table summarizes information about the plans at December 31 (000s omitted):

                                           Pension Benefits         Other Postretirement Benefits
                                       2003              2002          2003              2002
                                     --------         ----------     --------         ---------
Fair value of plan assets at
  December 31                        $ 66,573         $   50,052     $      -         $       -
Benefit obligation at
  December 31                         (79,335)           (69,032)     (24,300)          (35,631)
                                     --------         ----------     --------         ---------
Funded status at December
  31                                 $(12,762)        $  (18,980)    $(24,300)        $ (35,631)
                                     ========         ==========     ========         =========
Accrued benefit recognized
  in the consolidated
  balance sheet                      $ (4,662)        $  (12,524)    $(28,386)        $ (26,585)
                                     ========         ==========     ========         =========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      The following tables provide information for the plans for the years ended December 31 (000s omitted):

                                       2003        2002        2001
                                     --------   ----------   --------
Pension benefits:

Employer contributions               $ 12,919   $        -   $  2,317
Benefit payments                        5,683        2,013      1,985
Net periodic benefit cost               4,801        3,614      1,644
                                     ========   ==========   ========
Other postretirement benefits:

Employer contributions               $    751        $ 709   $    596
Benefit payments                          751          709        596
Net periodic benefit cost               2,553        4,184      3,971

      The actuarial assumptions used to develop the components of pension and other postretirement benefit expense for the years ended December 31 were as follows:

Discount rate                             6.3%         6.5%       6.5%
Expected long-term rate of
 return on plan assets                    8.0%         8.0%       7.5%
Assumed rate of compensation              4.7%         5.0%       5.0%
increase

      The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation are 11.0% reduced over a period of 20 years to 4.0% for 2003 and 12.0% reduced over a period of 20 years to 4.0% for 2002. The discount rate used in determining the accumulated postretirement benefit obligation is 6.5% in 2003 and 2002.

            OTHER POSTEMPLOYMENT BENEFITS

      The Company has a plan to provide severance pay and continuation of certain life and health benefits to qualifying inactive or former employees after employment but before retirement. Such costs are recognized during an employee's service years if he or she meets certain requirements. The liability for other postemployment benefits was $4.5 million and $3.7 million at December 31, 2003 and 2002, respectively.

            DEFINED CONTRIBUTION PLANS

      The Company has defined contribution thrift and savings plans which cover all regular full-time employees and agents who meet certain eligibility requirements. Under the plans, the Company contributes an amount equal to a participant's contribution, up to a maximum of 5% of a participant's salary. The Company match is vested according to plan schedules. The Company's contributions for the years ended December 31, 2003, 2002 and 2001 were $3.0 million, $3.8 million and $2.7 million, respectively.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(9)   STATUTORY FINANCIAL DATA

      The Company is subject to statutory regulations as to maintenance of policyholders' surplus.

      Risk-Based Capital (RBC) requirements promulgated by the NAIC require U.
      S. life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk, and general business risk. At December 31, 2003, the Company's adjusted surplus exceeds minimum requirements.

      CMLIC files statutory-basis financial statements with insurance regulatory authorities. The Iowa Department of Commerce, Insurance Division has allowed CMLIC to use an accounting practice which differs in some respects from prescribed statutory accounting practices (permitted practices). This permitted practice relates to the carrying value of fixed maturity securities held in the separate account which support certain funding agreements. The use of this permitted practice decreased reported statutory surplus by $1.4 million and $1.8 million as of December 31, 2003 and 2002, respectively.

      A reconciliation of the Company's statutory net income and surplus to GAAP net income and policyholders' surplus for the years ended and at December 31 is as follows (000s omitted):

                                        2003        2002        2001
                                      --------   ----------   --------
Statutory net income (loss)           $    309   $  (29,271)  $  8,914
Adjustments:
  Deferred policy acquisition costs     15,553       10,701        (73)
  Insurance reserves                   (15,257)      17,390        566
  Federal income taxes                   4,863       (3,092)    (1,328)
  Pension benefits                      (1,847)      (2,750)    (1,644)
  Realized gains (losses)               (1,933)         486      4,681
  Derivative financial instruments      20,737        3,450       (541)
  Other                                     13       (1,508)    14,519
                                      --------   ----------   --------
GAAP net income (loss)                $ 22,438   $   (4,594)  $ 25,094
                                      ========   ==========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

                                       2003         2002        2001
                                     ---------   ----------   ---------
Statutory surplus                    $ 250,898   $  210,075   $ 224,749
Adjustments:
  Deferred policy acquisition
   costs                               234,429      215,994     218,067
  Insurance reserves                  (108,316)     (78,928)    (96,319)
  Revaluation of available for
   sale debt securities                 71,457       81,387      33,689
  Asset valuation reserve for life
   insurance companies                  51,997       44,011      50,364
  Unearned revenue                     (23,062)     (24,509)    (31,265)
  Real estate valuation                 (1,598)      (1,598)     (1,597)
  Accrued postretirement benefit
   liability                           (14,434)     (13,896)    (13,176)
  Dividends payable to                  14,321       13,560      13,335
  policyholders
  Accrual for pension benefits         (15,244)      (7,753)    (10,147)
  Federal income taxes                 (39,668)     (47,039)    (21,455)
  Derivative financial                       -       (2,970)       (406)
  instruments
  Other                                  2,189          542      (5,804)
                                     ---------   ----------   ---------
GAAP policyholders' surplus          $ 422,969   $  388,876   $ 360,035
                                     =========   ==========   =========

(10)  COMMITMENTS AND CONTINGENCIES

      The Company is liable for guaranty fund assessments related to unaffiliated insurance companies that have become insolvent during 2003 and prior years. The Company includes a provision for all known assessments that will be levied as well as an estimate of amounts that it believes will be assessed in the future relating to past insolvencies.

      The Company has established a liability of $1.0 million in 2003 and 2002 for guaranty fund assessments. The Company also estimates the amount recoverable from future premium tax payments related to these assessments and has established an asset of $0.8 million in 2003 and $0.7 million in 2002. Recoveries of assessments from premium taxes are generally made over a five-year period.

      The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial position or results of operations of the Company.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(11)  NOTES PAYABLE

      The Company entered into an advances, collateral pledge and security agreement with the Federal Home Loan Bank of Des Moines (FHLB) and $15.0 million was outstanding as of December 31, 2003. As a condition of the agreement, the Company must purchase FHLB common stock and is allowed to borrow up to a multiple of that stock ownership and post collateral to secure any advances. Based on those terms, an additional $5.0 million was available to CMLIC at December 31, 2003. The Company has pledged debt securities with a fair value of $29.3 million to collateralize advances made under the agreement. Interest is calculated daily at floating rates ranging from 1.14% to 1.26% and is payable monthly. Borrowings from the FHLB are used for short-term cash flow management and are typically settled within one month.

      The Company has an outstanding liability of $1.0 million and $1.2 million as of December 31, 2003 and 2002, respectively, as a result of a non-recourse interest-free loan and grant made by the Community Redevelopment Agency of the City of Los Angeles, California (CRA) in 1996. The loan is secured by real estate with an appraisal value that exceeds the loan principal balance. The loan is being amortized on a straight-line basis over 240 months beginning in 2001. Payments totaling approximately $55,000 annually are due through 2021.

(12)  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      Accounting standards require disclosure of fair value information about certain on- and off-balance sheet financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not readily available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows.

      Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. Certain financial instruments and all nonfinancial instruments are excluded from the disclosure requirements. In addition, the tax ramifications of the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been taken into consideration.

      The following methods and assumptions were used by the Company in estimating the fair value disclosures for significant financial instruments:

            CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS, AND ACCRUED INVESTMENT INCOME

      The carrying amounts for these instruments approximate their fair values.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

            POLICY LOANS

      Policy loans are considered an integral part of the underlying insurance policies. Because policy loans are often repaid by reducing policy benefits and due to their variable maturity dates, it is not practicable to estimate their fair value.

            INVESTMENT SECURITIES

      Fair values for debt securities are based on quoted market prices, where available. For debt securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values of equity securities are based on quoted market prices.

            MORTGAGE LOANS

      The fair values for mortgage loans are estimated using discounted cash flow analyses with interest rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair values for mortgages in default are reported at the estimated fair value of the underlying collateral.

            DERIVATIVE FINANCIAL INSTRUMENTS

      The fair value of derivatives is based upon an estimate, using discounted cash flow techniques, of the amount which would be required to close the derivative position given the current market environment. Fair values for derivatives traded on an exchange are based on quoted market prices.

            INVESTMENT-TYPE CONTRACTS

      The fair value of the Company's liabilities under investment-type insurance contracts such as annuities is based on the account balance less applicable surrender charges.

            NOTES PAYABLE

      The short-term note payable has a variable interest rate and the carrying amount is a reasonable estimate of fair value. The other note payable is discounted using cash flow techniques as described for mortgage loans.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Notes to Consolidated Financial Statements

      The carrying amounts and estimated fair values of the Company's significant financial instruments at December 31 are as follows (000s omitted):

                                            2003                        2002
                                   Carrying      Estimated     Carrying      Estimated
                                    Amount      Fair Value      Amount      Fair Value
                                  -----------   -----------   -----------   -----------
Financial instruments
 Recorded as assets:
  Debt securities                 $ 2,682,834   $ 2,682,834   $ 2,231,030   $ 2,231,030
  Equity securities                   125,124       125,124        78,770        78,770
  Mortgage loans                      242,029       268,821       275,971       307,653
  Short-term investments              228,114       228,114       186,058       186,058
  Cash and cash equivalents            73,061        73,061        62,286        62,286
  Accrued investment income            36,759        36,759        30,874        30,874
  Derivatives                           4,264         4,264         1,930         1,930
Financial instruments
 recorded as liabilities:
  Investment-type contracts        (2,446,832)   (2,397,708)   (1,889,177)   (1,837,043)
  Notes payable                       (15,977)      (15,989)       (1,226)       (1,031)
  Derivatives                          (8,582)       (8,582)       (8,229)       (8,229)

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements




(b)   Exhibits

      1. Certified resolution of the board of directors of Century Life of America (the "Company") establishing Century Variable Annuity Account (the "Account"). Incorporated herein by reference to post-effective amendment number 5 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 16, 1996.

      2.    Not Applicable.

      3.(a) Form of Distribution Agreement Between CUNA Mutual Life Insurance
            Company and CUNA Brokerage Services, Inc. for Variable Annuity Contracts dated January 1, 1997. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

        (b) Form of Servicing Agreement related to the Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. for Variable Annuity Contracts dated January 1, 1997. Incorporated herein by reference to posteffective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.


      4.(a) Form of Variable Annuity Contract.

        (b) Form of Fixed Account Endorsement.

        (c) Form of Loan Account Endorsement.

        (d) Form of Additional Income Option Endorsement.

        (e) Form of 3% Annual Guarantee Death Benefit Rider.

        (f) Form of Earnings Enhanced Death Benefit Rider.

        (g) Form of Maximum Anniversary Value Death Benefit Rider.

        (h) Form of Change of Annuitant Endorsement.

      5.(a) Form of Variable Annuity Application.

      6.(a) Certificate of Existence of the Company. Incorporated herein by reference to post-effective amendment number 5 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 16, 1996.

        (b) Articles of Incorporation of the Company. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

        (c) Bylaws of the Company. Incorporated herein by reference to post-effective amendment number 2 to Form N-4 registration statement (File No. 333-40320) filed with the Commission on February 28, 2002.

      7.    Not Applicable.

      8.    Not Applicable.


      9.    Opinion and Consent of Counsel from Kevin S. Thompson.


     10.    PricewaterhouseCoopers LLP Consent.

     11.    Not applicable.

     12.    Not applicable.

     13.    Not applicable.

     14.    Not applicable.


Powers of Attorney.

ITEM 25. DIRECTORS AND OFFICERS OF THE COMPANY


        Name                                 Position/Office
        ----                                 ---------------
DIRECTORS

Eldon R. Arnold**                 Director & Vice Chairman of the Board
James L. Bryan**                  Director
Loretta M. Burd**                 Director & Chairman of the Board
Ralph B. Canterbury**             Director
Thomas R. Graham**                Director
Jerald R. Hinrichs**              Director
Thomas C. Jones**                 Director
C. Alan Peppers**                 Director
Neil A. Springer**                Director
Farouk D.G. Wang**                Director
Larry T. Wilson**                 Director

EXECUTIVE OFFICERS

James E. Gowan                    CUNA Mutual Life Insurance Company*
                                  Chief Officer - Sales & Marketing

Michael S. Daubs**                CUNA Mutual Life Insurance Company*
                                  Chief Officer - Investments

Lon Sprecher**                    CUNA Mutual Life Insurance Company*
                                  Acting Chief Financial Officer

Rick R. Roy                       CUNA Mutual Life Insurance Company
                                  Chief Officer - Technology

Jeffrey D. Holley                 CUNA Mutual Life Insurance Company*
                                  Chief Officer - Finance
                                  Acting President and Chief Executive Officer

Reid A. Koenig***                 CUNA Mutual Life Insurance Company*
                                  Chief Officer - Operations

Daniel E. Meylink, Sr.**          CUNA Mutual Life Insurance Company*
                                  Chief Officer - Members Solution Group

Faye Patzner**                    CUNA Mutual Life Insurance Company*
                                  Chief Officer - Legal

* CUNA Mutual Life Insurance Company entered into a permanent affiliation with the CUNA Mutual Insurance Society on July 1, 1990. Those persons marked with an "*" hold identical titles with CUNA Mutual Insurance Society. The most recent position has been given for those persons who have held more than one position with CUNA Mutual Life Insurance Company or CUNA Mutual Insurance Society during the last five year period.

** Principal place of business is 5910 Mineral Point Road, Madison, Wisconsin 53705.

***   Principal place of business is 2000 Heritage Way, Waverly, Iowa 50677.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. The Company is a mutual life insurance company and therefore is controlled by its contractowners. Nonetheless, various companies and other entities are controlled by the Company and may be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

In addition, as described in the prospectus under the caption "CUNA Mutual Life Insurance Company," by virtue of an Agreement of Permanent Affiliation with CUNA Mutual Insurance Society ("CUNA Mutual"), the Company and the registrant could be considered to be affiliated persons of CUNA Mutual. Likewise, CUNA Mutual and its affiliates, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

                   SEE ORGANIZATION CHARTS ON FOLLOWING PAGE.

                          CUNA MUTUAL INSURANCE SOCIETY
                   Organizational Chart As Of November 7, 2003

CUNA Mutual Insurance Society
Business: Life, Health & Disability Insurance
May 20, 1935*
State of domicile: Wisconsin

CUNA Mutual Insurance Society, either directly or indirectly is the controlling company of the following wholly-owned subsidiaries:

1.    CUNA Mutual Investment Corporation
      Business: Holding Company
      October 15, 1972*
      State of domicile: Wisconsin

CUNA Mutual Investment Corporation is the owner of the following subsidiaries:

            a.    CUMIS Insurance Society, Inc.
                  Business: Corporate Property/Casualty Insurance
                  May 23, 1960*
                  State of domicile: Wisconsin

            CUMIS Insurance Society, Inc. is the 100% owner of the following subsidiary:

                  (1)   Credit Union Mutual Insurance Society New Zealand Ltd.
                        Business: Fidelity Bond Coverage
                        November 1, 1990*
                        Country of domicile: New Zealand
                        Incorporated in New Zealand on November 25, 1977 Purchased from New Zealand League on November 1, 1990

            b.    CUNA Brokerage Services, Inc.
                  Business: Brokerage
                  July 19, 1985*
                  State of domicile: Wisconsin

            c.    CUNA Mutual General Agency of Texas, Inc.
                  Business: Managing General Agent
                  August 14, 1991*
                  State of domicile: Texas

            d.    MEMBERS Life Insurance Company
                  Business: Credit Disability/Life/Health
                  February 27, 1976*
                  State of domicile: Wisconsin
                  Formerly CUMIS Life & CUDIS

            e.    International Commons, Inc.
                  Business: Special Events
                  January 13, 1981*
                  State of domicile: Wisconsin

            f.    CUNA Mutual Mortgage Corporation
                  Business: Mortgage Servicing
                  November 20, 1978* Incorporated
                  December 1, 1995 Wholly Owned
                  State of domicile: Wisconsin

            g.    CUNA Mutual Insurance Agency, Inc.
                  Business: Leasing/Brokerage
                  March 1, 1974*
                  State of domicile: Wisconsin
                  Formerly CMCI Corporation

            h.    Stewart Associates Incorporated
                  Business: Insurance Agency for Credit Insurance, Collateral Protection,
                  Mechanical Breakdown
                  March 6, 1998
                  State of domicile: Wisconsin

            i.    CMG Mortgage Assurance Company
                  Formerly Investors Equity Insurance Company, Inc.
                  Business: Private Mortgage Insurance
                  50% ownership by CUNA Mutual Investment Corporation
                  50% ownership by PMI Mortgage Insurance Company
                  Incorporated in California on March 3, 1969
                  Acquired by CUNA Mutual Investment Corporation April 14, 1994 State of domicile: Wisconsin

            j.    CUNA Mutual Business Services, Inc.
                  Business: Financial Services
                  Incorporated April 22, 1974
                  Wholly owned March 6, 2000
                  State of domicile: Wisconsin

CUNA Mutual Insurance Agency, Inc. is the 100% owner of the following subsidiaries:

                  (1)   CUNA Mutual Insurance Agency of Alabama, Inc.
                        Business: Property & Casualty Agency
                        May 27, 1993
                        State of domicile: Alabama

                  (2)   CUNA Mutual Insurance Agency of New Mexico, Inc.
                        Business: Brokerage of Corporate & Personal Lines June 10, 1993*
                        State of domicile: New Mexico

                  (3)   CUNA Mutual Insurance Agency of Hawaii, Inc.
                        Business: Property & Casualty Agency
                        June 10, 1993*
                        State of domicile: Hawaii

                  (4)   CUNA Mutual Casualty Insurance Agency of Mississippi,
                        Inc.
                        Business: Property & Casualty Agency
                        June 24, 1993*
                        State of domicile: Mississippi

                  (5)   CUNA Mutual Insurance Agency of Kentucky, Inc.
                        Business: Brokerage of Corporate & Personal Lines October 5, 1994*
                        State of domicile: Kentucky

                  (6)   CUNA Mutual Insurance Agency of Massachusetts, Inc.
                        Business: Brokerage of Corporate & Personal Lines January 27, 1995*
                        State of domicile: Massachusetts

                  (7)   CUNA Mutual Insurance Agency of Texas, Inc.
                        Business: Property and Casualty Coverage
                        September 5, 1973
                        State of Domicile: Texas

2.    C.U.I.B.S. Pty. Ltd.
      Business: Brokerage
      February 18, 1981*
      Country of domicile: Australia

3.    CUNA Caribbean Insurance Society Limited
      Business: Life and Health
      July 4, 1985*
      Country of domicile: Trinidad and Tobago

4.    CUNA Caribbean Insurance Services Limited
      Business: Consultants, Advisors and Managers for Insurance & Pension Plans Incorporated November 26, 1991
      Country of domicile: Trinidad and Tobago

5.    CUNA Mutual Australia Holding Co. Pty. Ltd.
      Business: Holding Company
      September 17, 1999*
      Country of domicile: Australia

      CUNA Mutual Australia Holding Co. Pty. Ltd. Is the owner of the following subsidiary:

            (1)   CUNA Mutual Life Australia, Ltd.

                  Business: Life Insurance
                  October 15, 1999
                  Country of domicile: Australia

6.    CUNA Mutual Group, Limited
      Business: Brokerage
      May 27, 1998
      Country of domicile: U.K.

* Dates shown are dates of acquisition, control or organization.

CUNA Mutual Insurance Society, either directly or through a wholly-owned subsidiary, has a partial ownership interest in the following:

1.    C.U. Insurance Services, Inc./Oregon
      50% ownership by CUNA Mutual Insurance Agency, Inc.
      50% ownership by Oregon Credit Union League
      December 27, 1989

2.    The CUMIS Group Limited
      63.3% ownership by CUNA Mutual Insurance Society
      December 31, 1991

      The CUMIS Group Limited is the 100% owner of the following companies:

            a.    CUMIS Life Insurance Company
                  Business: Creditor Group, Individual Life and Disability Insurance
                  January 1, 1977
                  Country of domicile: Canada

            b.    CUMIS General Insurance Company
                  Business: Property & Casualty Insurance
                  July 1, 1980
                  Country of domicile: Canada

            c.    MemberCARE Financial Services Limited
                  Business: Serve as a partner with CUMIS Life for the deliver of the MemberCARE Financial Services Program
                  August 1, 1993
                  Country of domicile: Canada

            d.    MemberCARE Financial Services Partnership
                  Originally formed on January 1, 1994 as a partnership between Co-operators Life Insurance Company and CUMIS Life Insurance Company.
                  January 1, 1997 - CUMIS Life purchased 49.5% of Co-operator's interest in the partnership (bringing their total to 99.5%) and MemberCARE Financial Services
                  Limited purchased 0.5%.
                  Country of domicile: Canada

            e.    Canadian Northern Shield Insurance Company
                  Business: Property & Casualty Insurance
                  February 1, 1985
                  Country of domicile: British Columbia, Canada

            f.    CUMIS Services Limited
                  Business: Acquisitions and Insurance Agency Management
                  Services
                  June 1, 2000
                  Country of domicile: Canada

            g.    WESTCU Insurance Services Limited
                  Business: Insurance Agency Management
                  June 21, 2000
                  Country of domicile: Westminster, Canada

3.    MEMBERS Capital Advisors, Inc. (formerly CIMCO Inc.)
      50% ownership by CUNA Mutual Investment Corporation
      50% ownership by CUNA Mutual Life Insurance Company
      January 1, 1992

4.    CUNA Mutual Insurance Agency of Ohio, Inc.
      1% of value owned by Boris Natyshak (CUNA Mutual Employee) subject to a voting trust agreement, Michael B. Kitchen as Voting Trustee.

      99% of value owned by CUNA Mutual Insurance Agency, Inc. DUE to Ohio regulations, CUNA Mutual Insurance Agency, Inc. Holds no voting stock in this corporation. June 14, 1993

5.    CMG Mortgage Insurance Company (formerly Investors Mortgage Insurance
      Company)
      50% ownership by CUNA Mutual Investment Corporation
      50% ownership by PMI Mortgage Insurance Company
      April 14, 1994

6.    Cooperators Life Assurance Society Limited (Jamaica)
      CUNA Mutual Insurance Society owns 122,500 shares
      Jamaica Co-op Credit Union League owns 127,500 shares
      May 10, 1990

7.    CU Interchange Group, Inc.
      Owned by CUNA Strategic Services, Inc. and various state league organizations
      December 15, 1993 - CUNA Mutual Investment Corporation purchased 100 shares stock

8.    CMG Mortgage Reinsurance Company
      50% ownership by CUNA Mutual Investment Corporation
      50% ownership by PMI Insurance Company
      July 26, 1999

9.    Credit Union Service Corporation
      Atlanta, Georgia
      Owned by Credit Union National Association, Inc. and 18 state league organizations
      March 26, 1996 - CUNA Mutual Investment Corporation purchased 1,300,000 shares of stock

10. CUNA Mutual Australia Limited (formerly finsure.australia limited) 100% ownership by CUNA Mutual Australia Holding Company Pty. Limited October 15, 1999

      CUNA Mutual Australia Limited is the 100% owner of the following companies:

            a. CUNA Mutual Insurance Brokers Pty Limited (formerly NCUIS Insurance Brokers Pty Limited)
                  Business: Provides Insurance Brokerage Capability

            b. CUNA Mutual Underwriting (Agencies) Pty Limited (formerly NCUIS Underwriting (Agencies) Pty Limited), which itself is a wholly-owned subsidiary of CUNA Mutual Insurance Brokers Pty Limited
                  Business: Provides Insurance Brokerage Capability

            c. CUNA Mutual Technology Services Australia Pty Limited (formerly Direct Insurance Network International Pty Limited)
                  Business: Provides Technology Solutions in Support of Our Insurance Operations

11.   CUNA Strategic Services, Inc.
      CUNA Mutual Insurance Society owns 200.71 shares
      December 31, 1999

Partnerships

1.    CM CUSO Limited Partnership, a Washington Partnership
      CUMIS Insurance Society, Inc. - General Partner
      Credit Unions in Washington - Limited Partners
      June 14, 1993

1.    "Sofia LTD." (Ukraine)
      99.96% ownership by CUNA Mutual Insurance Society
      .04% ownership by CUMIS Insurance Society, Inc.
      March 6, 1996

2.    'FORTRESS' (Ukraine)
      80% ownership by "Sofia LTD."
      19% ownership by The Ukrainian National Association of Savings and Credit Unions
      1% ownership by Service Center by UNASCU
      September 25, 1996

3.    MEMBERS Development Company LLC
      49% ownership by CUNA Mutual Investment Corporation
      51% ownership by Credit Unions & CUSOs
      September 24, 1999

4.    The Center for Credit Union Innovation LLC
      33.3% ownership by CUNA Mutual Insurance Society
      33.3% ownership by CUNA & Affiliates
      33.3% ownership by American Association of Credit Union Leagues January 5, 2000

5.    HR Value Group LLC
      49% ownership by CUNA Mutual Investment Corporation
      51% ownership by Leagues & League Service Organizations
      December 1, 2000

6.    Lending Call Center Services, LLC
      Business: Provides Lending Call Center Services & Lending Solutions to Credit Unions
      Incorporated June 24, 2002
      Owned by a sole Class A Owner - APPRO Systems, Inc.
      Owned by a sole Class B Owner - CUNA Mutual Investment Corporation

Affiliated (Nonstock)

1.    CUNA Mutual Group Foundation, Inc.
      July 5, 1967

2.    CUNA Mutual Life Insurance Company
      July 1, 1990

ITEM 27. NUMBER OF CONTRACTOWNERS

      As of the date of the Prospectus, there were no contracts outstanding.

ITEM 28. INDEMNIFICATION.

      Section 10 of the Bylaws of the Company and Article VIII, Section 4 of the Company's charter together provide for indemnification of officers and directors of the Company against claims and liabilities that such officers and/or directors become subject to by reason of having served as an officer or director of the Company or any subsidiary or affiliate of the Company. Such indemnification covers liability for all actions alleged to have been taken, omitted, or neglected by such officers or directors in the line of duty as an officer or director, except liability arising out of an officer's or a director's willful misconduct.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

      (a) CUNA Brokerage is the registrant's principal underwriter and for certain variable life insurance contracts issued by CUNA Mutual Life Variable Account. CUNA Brokerage is also principal underwriter for the Ultra Series Fund, an underlying Fund for the Company's variable products. CUNA Brokerage is the distributor of MEMBERS Mutual Funds, a group of open-end investment companies.

      (b)   Officers and Directors of CUNA Brokerage.

 Name and Principal        Positions and Offices               Positions and Offices
  Business Address          With the Underwriter                  With Registrant
----------------------   -------------------------   --------------------------------------
Christine M. Anderson*   Secretary & Treasurer       Forecasting & Planning Vice President,
                                                     Finance

Grael B. Barker          Director                    None

Dennis J. Godfrey        Director                    None

Katherine I. Grete**     Assistant Treasurer         Business Finance Team
                                                     Financial Analysis Manager

Timothy Halevan**        Chief Compliance Officer    Chief Compliance Officer

John W. Henry*           Director & Vice President   Senior Vice President - Members
                                                     Solutions Group

Kevin T. Lenz            Director                    Senior Vice President - Members
                                                     Solutions Group

Tracy K. Lien*           Assistant Secretary         Recording Secretary/Technical Writer

Faye A. Patzner*         Chief Officer - Legal       Chief Officer - Legal

Gloria Wallace**         Assistant Vice President    Assistant Vice President - Brokerage
                                                     Operations & Ad. Services

Mark T. Warshauer*       Director                    Senior Vice President

Mark K. Willson*         Assistant Secretary         Assistant Vice President - Associate
                                                     General Counsel

*The principal business address of these persons is: 5910 Mineral Point Road, Madison, Wisconsin 53705.

**The principal business address of these persons is: 2000 Heritage Way, Waverly, Iowa 50677.

      (c) CUNA Brokerage Services is the only principal underwriter. The Distribution Agreement between the Company and CUNA Brokerage Services and the Related Servicing Agreement between the Company and CUNA Brokerage Services specify the services provided by each party. Those contracts will have been filed as exhibits under Item 24(b)(3) on or before the date of effectiveness of the registration statement covering the contracts described herein. The Company intends to pay a dealer concession of approximately 7.25 percent, as will be more fully described in Schedule A of the Servicing Agreement. Because the contracts are not yet available for sale, no dealer's concession has yet been paid in respect of contract sales. The contracts provide that the Company performs certain functions on behalf of the distributor. For example, the Company sends confirmation statements to Owners and the Company maintains payroll records for the registered representatives. Some of the dealer concession is expected to be used to reimburse the Company for the services it performs on behalf of the distributor.

ITEM 30. LOCATION BOOKS AND RECORDS

      All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 2000 Heritage Way, Waverly, Iowa 50677 or at MEMBERS Capital Advisors, Inc. or CUNA Mutual Group, both at 5910 Mineral Point Road, Madison, Wisconsin 53705.

ITEM 31. MANAGEMENT SERVICES

      All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

      (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

      (b) The registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove and send to the Company for a statement of additional information.

      (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

      (d) The Company represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

      (e) The Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by CUNA Mutual Life Insurance Company.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant, CUNA Mutual Life Variable Annuity Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Madison, and State of Wisconsin, on the 23rd day of August, 2004.


                                       CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                                       (REGISTRANT)

                                       BY CUNA MUTUAL LIFE INSURANCE COMPANY


                                       By: /s/ Jeffrey D. Holley
                                           -------------------------------------
                                           Jeffrey D. Holley
                                           Acting President



Pursuant to the requirements of the Securities Act of 1933, the registrant, CUNA Mutual Life Variable Annuity Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Madison, and State of Wisconsin, on the 23rd day of August, 2004.


                                       CUNA MUTUAL LIFE INSURANCE COMPANY
                                       (DEPOSITOR)


                                       By: /s/ Jeffrey D. Holley
                                          --------------------------------------
                                          Jeffrey D. Holley
                                          Acting President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.


    SIGNATURE AND TITLE              DATE         SIGNATURE AND TITLE            DATE
/s/ ELDON R. ARNOLD                06/02/04  /s/ THOMAS C. JONES               06/02/04
-----------------------------                ----------------------------
Eldon R. Arnold, Director                    Thomas C. Jones, Director

/s/ JAMES L. BRYAN                 06/02/04  /s/ C. ALAN PEPPERS               06/02/04
-----------------------------                ----------------------------
James L. Bryan, Director                     C. Alan Peppers, Director

/s/ LORETTA M. BURD                06/02/04  /s/ NEIL A. SPRINGER              06/02/04
-----------------------------                ----------------------------
Loretta M. Burd, Director                    Neil A. Springer, Director

/s/ RALPH B. CANTERBURY            06/02/04  /s/ FAROUK D. G. WANG             06/02/04
-----------------------------                ----------------------------
Ralph B. Canterbury, Director                Farouk D. G. Wang, Director

/s/ THOMAS R. GRAHAM               06/02/04  /s/ LARRY T. WILSON               06/02/04
-----------------------------                ----------------------------
Thomas R. Graham, Director                   Larry T. Wilson, Director

/s/ JERALD R. HINRICHS             06/02/04
-----------------------------
Jerald R. Hinrichs, Director

/s/ JEFFREY D. HOLLEY              08/26/04
-----------------------------
Jeffrey D. Holley, Acting
CEO/President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacity indicated on the date indicated.


          SIGNATURE AND TITLE                         DATE
/s/ Lon E. Sprecher                               Date 8/26/04
--------------------------------------------
Lon E. Sprecher
Acting Chief Financial Officer

/s/ Jeffrey D. Holley                             Date 8/26/04
--------------------------------------------
Jeffrey D. Holley
Acting President and Chief Executive Officer

                                  EXHIBIT INDEX


 (9)  Opinion and Consent of Kevin S. Thompson

(10)  PricewaterhouseCoopers LLP Consent